SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES 1934 ACT OF 1934

PROSENSA HOLDING N.V.

(Name of Subject Company)

PROSENSA HOLDING N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N71546100

(CUSIP Number of Class of Securities)

Berndt Modig

Chief Financial Officer

Prosensa Holding N.V.

J.H. Oortweg 21

2333 CH Leiden, The Netherlands

+31 (0)71 33 22 100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Prosensa”). The Company’s principal executive offices are located at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands, and the Company’s telephone number at this address is +31 (0)71 33 22 100.

(b)	Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”). As of the close of business on December 10, 2014, there were 87,505,745 Shares authorized, of which 36,141,379 were issued and outstanding.

Item 2. Identity and Background of Filing Person

(a)	Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer by BioMarin Falcons B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“BioMarin Falcons”) and a wholly owned indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent” or “BioMarin”), and BioMarin Giants B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned indirect subsidiary of Parent (“BioMarin Giants,” and together with BioMarin Falcons, the “Purchaser”), to purchase all outstanding Shares of the Company in exchange for:

•	$17.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”); and

•	one non-transferable contingent value right per Share (the “CVR” and, together with the Cash Consideration, the “Offer Consideration”), which represents the contractual right to receive the following cash payments, if any, in each case without interest and less applicable withholding taxes, if the applicable product approval milestone is achieved, as follows:

•	$2.07 per CVR if, prior to 11:59 p.m. New York City time on May 15, 2016, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval from the U.S. Food and Drug Administration of a “new drug application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell drisapersen, the Company’s lead product candidate, in the United States for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions; and

•	$2.07 per CVR if, prior to 11:59 p.m. New York City time on February 15, 2017, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval by the European Commission of a “marketing authorisation application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell drisapersen in the European Union for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions (the realization of the criteria described in this and the preceding bullet, each a “Milestone”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer to

Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on December 12, 2014 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to a Purchase Agreement dated as of November 23, 2014 (the “Purchase Agreement”) among the Company, Parent and BioMarin Falcons. The Offer is conditioned upon, among other things: (i) that there has been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 6:00 p.m. (New York City time) on January 14, 2015 (the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires), at least a number of Shares that, together with the Shares then-owned by Purchaser or Parent (but excluding Shares tendered pursuant to notices of guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Date), would represent 80% of the Shares outstanding immediately prior to the Expiration Date (the “Minimum Condition”); (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”); (iii) that no law, regulation, order or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting the closing of the Offer (the “Offer Closing”) or the Asset Sale (as defined below) is in effect; (iv) the Company has obtained the approval of the Company’s shareholders of the Asset Sale and the appointment of certain directors designated by Parent to the Boards, in each case effective upon the Offer Closing; and (v) the Purchase Agreement has not been terminated in accordance with its terms. A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference. The Purchase Agreement provides, among other things, that, upon the terms set forth in the Purchase Agreement, following the expiration of the Offer, Purchaser will provide a subsequent offering period (the “Subsequent Offering Period”) in accordance with Rule 14d-11 of the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “1934 Act”) of not less than five nor more than twenty business days.

The Purchase Agreement further provides that on the terms and subject to the conditions therein, BioMarin Falcons will make the Offer and accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement, and the occurrence of the Offer Closing. BioMarin Falcons has partially assigned its rights and obligations under the Purchase Agreement to BioMarin Giants and, as such, they are both making the Offer. Unless the Offer is so extended, Purchaser expects the Offer Closing to occur at 6:00 p.m., New York City time on January 14, 2015.

The Purchase Agreement provides, among other things, that upon or promptly following the closing of the Subsequent Offering Period, Purchaser will complete a corporate reorganization of the Company and its subsidiaries (the “Post-Closing Reorganization”). As part of the Post-Closing Reorganization, Purchaser may complete the Asset Sale as described below, which may include, at Parent’s request, the amendment of the articles of association of the Company to permit the creation, among other things, of separate classes of shares of the Company. Purchaser may, alternatively, commence a statutory buy-out of Shares from any remaining minority shareholder in accordance with the Statutory Buy-Out Proceedings (as described below), or if Parent determines that it is not reasonably practicable to consummate the Post-Closing Reorganization by means of an Asset Sale or a statutory buy-out of Shares, subject to the prior approval of the two members of the Company supervisory board after the Offer Closing who are designated by Purchaser and/or Parent (the “Independent Directors”), any other measure constituting a Post-Closing Reorganization. For further information, please see “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase. Purchaser may decide to complete the Asset Sale even if Purchaser acquires 95% or more of the Shares pursuant to the Offer and the Statutory Buy-Out Proceedings are available.

The Asset Sale will result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period receiving, for each Share then held, cash and CVRs in an amount equal to the Offer

Consideration, in each case, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) and/or any other applicable withholding taxes. Purchaser may decide to commence an alternative Post-Closing Reorganization, including by commencing statutory buy-out proceedings under Sections 2:92a and 2:201a of the Dutch Civil Code (“Statutory Buy-Out Proceedings”). The Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the right to receive the Offer Consideration (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater than, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

Pursuant to the Asset Sale, promptly after the closing of the Subsequent Offering Period, the Company will sell and transfer all of its assets (including (i) at the discretion of BioMarin Falcons, the shares of its subsidiaries and (ii) any tax attributes to the extent transferrable) to BioMarin Falcons or one or more of its designees for aggregate consideration equal to (1) a note payable from BioMarin Falcons or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Offer Closing (which note will be prepayable without penalty or premium but will require BioMarin Falcons to pay to the Company, on or promptly following the end of the Subsequent Offering Period an amount of such note equal to the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period), (2) a convertible note from BioMarin Falcons that is convertible into an aggregate number of CVRs that is equal to the total number of outstanding Shares as of the Offer Closing (which convertible note will be prepayable without penalty or premium but will require BioMarin Falcons to become obligated to Prosensa (or its designated shareholders), on or promptly following the end of the Subsequent Offering Period, to issue an aggregate number of CVRs that is equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period) and (3) the assumption by BioMarin Falcons or its designees of all liabilities and obligations of the Company, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of BioMarin Falcons or its designees to fully indemnify and hold harmless the Company with respect to all such assumed liabilities and obligations). Following the Asset Sale, BioMarin Falcons intends to cause the Company to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the proceeds of the Asset Sale being distributed by means of a liquidation distribution or an advance distribution such that each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive the Offer Consideration multiplied by the number of untendered Shares then held by such holder, without interest and less any applicable Dutch dividend withholding tax and/or any other applicable withholding taxes. Although it is intended that the liquidator will make one single advance payment equal to the Offer Consideration per Share held by a Shareholder, without interest and less any applicable Dutch dividend withholding tax and/or any other applicable withholding taxes, the liquidator may delay all or part of the payment as a result of material unforeseen circumstances (the transaction described in this paragraph, the “Asset Sale”)

The liquidator will be appointed at the EGM (as defined below) in accordance with section 2:19 of the Dutch Civil Code (the “DCC”). Subject to shareholder approval at the EGM, the Company has proposed that Stichting Prosensa, a foundation (stichting) organized and existing under the laws of the Netherlands (the “Foundation”), will be appointed as the liquidator to carry out the liquidation of the assets once the Company’s dissolution has become effective. Purchaser has incorporated the Foundation and has appointed the Company as the sole member of the board of the Foundation. Upon the Offer Closing, the Company will be replaced as the sole board member of the Foundation by the managing directors of the Company to be appointed in the EGM. Purchaser may, subject to the approval of the Independent Directors, replace the board members of the Foundation and appoint another party as a board member of the Foundation to complete the liquidation.

For further information, please see “Section 12—Purpose of the Offer; Plans for Prosensa” of the Offer to Purchase.

As a result of the Post-Closing Reorganization, it is anticipated that the Company will cease to be a publicly traded company and will be liquidated or become wholly-owned by Purchaser. Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for or on Shares.

The Post-Closing Reorganization, including the Asset Sale, requires approval from the Company’s supervisory board (the “Supervisory Board”) and the Company’s management board (the “Management Board” and, together with the Supervisory Board, the “Boards”) and shareholders. Obtaining these approvals from the Boards and shareholders is also a condition to the Offer Closing. On November 21, 2014, the Boards approved the transactions contemplated by the Purchase Agreement, including the Asset Sale. On December 3, 2014, the Boards resolved to hold an extraordinary general meeting of shareholders for the purpose of voting on, among other things, the approval of the Asset Sale and the appointment of certain directors designated by Parent on the Boards, in each case effective upon the Offer Closing (collectively, the “Shareholder Approvals”). On December 9, 2014, the Company notified its shareholders that this extraordinary general meeting of shareholders will be held on January 13, 2015 at the Company’s offices at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands (the “EGM”).

Pursuant to the Purchase Agreement, immediately prior to the Offer Closing, all outstanding and unexercised options to purchase Shares granted under the Company’s equity compensation plans, whether vested or unvested (an “Option”), that have an exercise price per share that is less than or equal to the Cash Consideration will become fully vested and exercisable and, at the Offer Closing, will be cancelled in exchange for the right to receive an amount in cash from Purchaser at the Offer Closing equal to the product of multiplying the total number of Shares subject to such Option by the excess of the Cash Consideration over the per share exercise price of such Option, and one CVR per Share subject to such Option, in each case, without interest and subject to applicable tax withholding.

At least five business days prior to the Offer Closing, each holder of an Option that has an exercise price per share that is greater than the Cash Consideration will be provided written notice by the Company that such holder will have the right, during the period beginning on the date of such notice and ending on the business day preceding the Offer Closing, to exercise such Option by providing the Company with a notice of exercise and a cash amount equal to the product of multiplying the total number of Shares subject to such Option by the excess of the applicable per share exercise price of such Option over the Cash Consideration, with such exercise conditioned on the occurrence of the Offer Closing. Each such Option that is exercised as described in the preceding sentence will be settled at the Offer Closing in exchange for, in respect of each Share subject to such Option, one CVR. Any such Option not exercised in accordance with this paragraph will be cancelled at the completion of the Post-Closing Reorganization for no consideration, and the holders thereof will cease to have any rights with respect thereto.

Pursuant to the Purchase Agreement, each restricted Share that is outstanding immediately prior to the Offer Closing and that was granted or issued under an equity compensation plan of the Company (a “Restricted Share”) and that is validly tendered and not withdrawn pursuant to the Offer will become fully vested as of immediately prior to the Offer Closing and treated as a validly tendered Share under the terms of the Purchase Agreement. Any Restricted Share that is not validly tendered or that is withdrawn pursuant to the Offer will remain outstanding after the Offer Closing in accordance with its terms and, (1) to the extent it becomes vested as of the consummation of the Offer, the Asset Sale or other Post-Closing Reorganization, will be treated in the same way as any other Share that is not tendered in the Offer under the terms of the Purchase Agreement and (2) otherwise, (a) to the extent not prohibited by the applicable award agreement, will be repurchased by the Company at the applicable issue price of such Restricted Share or (b) if so prohibited, cancelled in exchange for the right to receive the Offer Consideration, without interest and less any applicable Dutch dividend withholding tax and/or any other applicable withholding taxes.

The Schedule TO states that the principal executive offices of Parent are located at 770 Lindaro Street, San Rafael, California, 94901, and its telephone number is (415) 506-6700. The Schedule TO further states that the principal executive offices of BioMarin Falcons is located at Barbara Strozzilaan 201, 1083 HN Amsterdam, the Netherlands and its telephone number is +44 (0)20 7420 0819 and the principal executive offices of BioMarin Giants is located at Barbara Strozzilaan 201, 1083 HN Amsterdam, the Netherlands and its telephone number is +44 (0)20 7420 0819.

For the reasons described in more detail below, the Boards unanimously recommend that Prosensa’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) Prosensa or any of its affiliates, on the one hand, and (ii) (x) any of Prosensa’s executive officers, directors or affiliates, or (y) the Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

(a)	Arrangements with Non-Executive Directors, Executive Officers and Affiliates of the Company

In considering the recommendation of the Boards to tender Shares in the Offer, shareholders should be aware that the Company’s non-executive directors and executive officers, comprising the members of the Supervisory Board and Management Board, respectively, have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of shareholders generally. The Boards were aware of these agreements and arrangements during their deliberations of the merits of the Purchase Agreement and in determining the recommendation set forth in this Schedule 14D-9.

Members of the Company’s Supervisory Board comprise the following seven individuals: Peter Goodfellow, David Mott, Daan Ellens, Martijn Kleijwegt, Anna Lisa Jenkins, Michael Wyzga and Georges Gemayel. Members of the Company’s Management Board comprise the following four individuals: Hans Schikan, Berndt Modig, Giles Campion and Luc Dochez.

Shares Held by Non-Executive Directors and Executive Officers of the Company

The Company’s non-executive directors and executive officers who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Consideration on the same terms and conditions as the Company’s other shareholders who tender Shares into the Offer. As of December 10, 2014, the Company’s non-executive directors and executive officers held an aggregate of 847,166 Shares, excluding Shares underlying Options (but including Shares underlying Restricted Shares) held by the non-executive directors and executive officers, which are described along with a description of the treatment of Restricted Shares below under “—Treatment of Equity Awards.” Of these Shares, the non-executive directors held an aggregate of 217,031 Shares and the executive officers held an aggregate of 630,135 Shares. If the non-executive directors and executive officers of the Company were to tender all such Shares pursuant to the Offer, and such Shares were accepted by Purchaser, then the non-executive directors and executive officers would receive an aggregate of $15,037,196.50 in cash and 847,166 CVRs, without interest and less any applicable withholding of taxes. Certain of the Company’s non-executive directors and all of the Company’s executive officers have entered into tender agreements with Parent and Purchaser, pursuant to which they have agreed to tender all of their beneficially owned Shares into the Offer, which are described below under “Item 4. The Solicitation or Recommendation—(c) Intent to Tender.”

Shares Held by Certain Funds

The disclosed aggregate amounts of Share ownership for the Company’s non-executive directors described in the foregoing section do not include Shares owned by funds, including LSP Prosensa Pooling B.V. and New Enterprise Associates 13, L.P., that employ certain non-executive directors. If these funds tender the Shares they own pursuant to the Offer, they will be entitled to receive the same Offer Consideration on the same terms and conditions as the Company’s other shareholders who tender Shares into the Offer. As of December 10, 2014, the funds affiliated with certain of the Company’s non-executive directors held 12,694,095 Shares. If such funds were to tender all such Shares pursuant to the Offer, and such Shares were accepted by Purchaser, then the funds would receive an aggregate of $225,320,186.25 in cash and 12,694,095 CVRs, without interest and less any applicable withholding taxes. These funds have entered into tender agreements with Parent and Purchaser, pursuant to which they have agreed to tender all of their beneficially owned Shares into the Offer, which are described below under “Item 4. The Solicitation or Recommendation—(c) Intent to Tender.”

Treatment of Equity Awards

Stock Options

Pursuant to the Purchase Agreement, immediately prior to the Offer Closing, each Option that has an exercise price per share that is less than or equal to the Cash Consideration will become fully vested and exercisable and, at the Offer Closing, will be cancelled in exchange for the right to receive an amount in cash from Purchaser to the holder thereof equal to the product of multiplying the total number of Shares subject to such Option by the excess of the Cash Consideration over the per share exercise price of such Option, and one CVR per Share subject to such Option, in each case, without interest and less any applicable tax withholding.

At least five business days prior to the Offer Closing, each holder of an Option that has an exercise price per share that is greater than the Cash Consideration will be provided written notice by the Company that such holder will have the right, during the period beginning on the date of such notice and ending on the business day preceding the Offer Closing, to exercise such Option by providing the Company with a notice of exercise and a cash amount equal to the product of multiplying the total number of Shares subject to such Option by the excess of the applicable per share exercise price of such Option over the Cash Consideration, with such exercise conditioned on the occurrence of the Offer Closing. Each such Option that is exercised as described in the preceding sentence will be settled at the Offer Closing in exchange for, in respect of each Share subject to such Option, one CVR. Any such Option not exercised in accordance with this paragraph will be cancelled at the completion of the Post-Closing Reorganization for no consideration, and the holders thereof will cease to have any rights with respect thereto.

The table below sets forth information regarding the Options held by the Company’s non-executive directors and executive officers as of December 10, 2014, which, to the extent unvested, will vest upon the Offer Closing.

Name of Holder	Grant Date	Per Share Exercise Price	Unvested Options	Vested Options	Total Options
Non-Executive Directors
Peter Goodfellow	June 2009	€0.01	—	11,250	11,250
	March 2011	€0.01	—	42,500	42,500
	October 2012	€0.01	4,454	6,796	11,250
	July 2013	$19.25	6,459	3,541	10,000
David Mott	July 2013	$19.25	6,459	3,541	10,000
Daan Ellens	July 2013	$19.25	6,459	3,541	10,000
Martijn Kleijwegt	July 2013	$19.25	6,459	3,541	10,000
Anna Lisa Jenkins	August 2014	$9.40	40,000	—	40,000
Michael Wyzga	June 2014	$10.80	40,000	—	40,000
Georges Gemayel	January 2014	$6.21	40,000	—	40,000

Executive Officers
Hans Schikan	January 2009	€0.01	—	14,063	14,063
	October 2009	€0.01	—	60,938	60,938
	March 2011	€0.01	2,709	102,290	104,999
	March 2011	€0.01	12,500	37,500	50,000
	December 2012	€0.01	400,000	—	400,000
	January 2014	$6.00	160,000	—	160,000
Berndt Modig	March 2011	€0.01	—	50,000	50,000
	March 2011	€1.00	1,875	88,125	90,000
	March 2011	€1.00	12,500	37,500	50,000
	December 2012	€0.70	133,333	—	133,333
	January 2014	$6.00	70,000	—	70,000
Giles Campion	May 2009	€0.01	—	30,000	30,000
	November 2009	€0.01	—	15,000	15,000
	December 2009	€0.01	—	12,500	12,500
	March 2011	€0.01	1,720	80,780	82,500
	March 2011	€0.01	12,500	37,500	50,000
	October 2012	€0.01	7,917	12,083	20,000
	December 2012	€0.01	133,333	—	133,333
	January 2014	$6.00	80,000	—	80,000
Luc Dochez	November 2008	€0.01	—	625	625
	November 2009	€0.01	—	15,146	15,146
	January 2010	€0.01	—	3,094	3,094
	March 2011	€0.01	1,250	58,750	60,000
	March 2011	€0.01	12,500	37,500	50,000
	December 2012	€0.01	133,333	—	133,333
	January 2014	$6.00	70,000	—	70,000

Restricted Shares

Pursuant to the Purchase Agreement, each Restricted Share that is outstanding immediately prior to the Offer Closing and that was granted or issued under an equity compensation plan of the Company and that is validly tendered and not withdrawn pursuant to the Offer will become fully vested as of immediately prior to the Offer Closing and treated as a validly tendered Share under the terms of the Purchase Agreement. Any Restricted Share that is not validly tendered or that is withdrawn pursuant to the Offer will remain outstanding after the

Offer Closing in accordance with its terms and (1) to the extent it becomes vested as of the consummation of the Offer, the Asset Sale or other Post-Closing Reorganization will be treated in the same way as any other Share that is not tendered in the Offer under the terms of the Purchase Agreement and (2) otherwise, (a) to the extent not prohibited by the applicable award agreement, will be repurchased by the Company at the applicable issue price of such Restricted Share or (b) if so prohibited, cancelled in exchange for the right to receive the Offer Consideration, without interest and less any applicable Dutch dividend withholding tax and/or any other applicable withholding taxes.

The table below sets forth information regarding the Restricted Shares held by the Company’s non-executive directors and executive officers as of December 10, 2014 which, to the extent unvested but tendered in the Offer, will vest upon the Offer Closing.

Name of Holder	Grant Date	Unvested Restricted Shares
Non-Executive Directors
Peter Goodfellow	—	—
David Mott	—	—
Daan Ellens	March 2011	313
	December 2012	5,937
Martijn Kleijwegt	—	—
Anna Lisa Jenkins	—	—
Michael Wyzga	—	—
Georges Gemayel	—	—
Executive Officers
Hans Schikan	December 2012	23,750
Berndt Modig	December 2012	7,917
Giles Campion	—	—
Luc Dochez	March 2011	1,781
	December 2012	7,917

Agreements with Non-Executive Directors and Executive Officers

Remuneration Policies

The remuneration of the members of the Company’s Supervisory Board and Management Board are discussed in the section titled “Compensation of Managing Directors and Supervisory Directors” under Item 6 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 18, 2014 (the “2013 Annual Report”), which is incorporated herein by reference and filed as Exhibit (e)(7) hereto. Any information contained in the pages from the 2013 Annual Report that is incorporated by reference into this Item 3 shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information herein modifies or supersedes such information.

Employment Contracts

Each of the Company’s executive officers has entered into an employment contract with the Company, effective as of January 1, 2011 (each, a “Management Contract”). Following the listing of the Company in July 2013, the executive officers were no longer considered employees of the Company under Dutch law but the principal clauses of their Management Contracts remained in effect. Pursuant to the Management Contracts, upon termination of service other than (i) due to urgent cause (dringende reden) (which is the Dutch equivalent of a termination for gross misconduct), (ii) after a period of illness of two years or (iii) due to the executive officer reaching pensionable age under Dutch law, the executive officer is entitled to receive a cash lump sum payment equal to the product of (a) 0.5 (or, for Mr. Schikan, 1.0) multiplied by (b) the sum of the executive officer’s (x) gross annual fixed salary in effect at the time of the termination notice and (y) the average annual bonus for the immediately preceding two calendar years (or such shorter period, if applicable), payable within 30 days following the termination date.

Under the terms of the applicable Management Contract, each executive officer of the Company is subject to perpetual confidentiality and non-disclosure obligations, as well as a non-competition covenant for six months following termination of employment, except that the executive officer may hold shares in (i) publicly listed companies if such holdings are equal to or less than 1% of such company’s issued and outstanding shares and (ii) private companies if the executive officer remains a passive investor. During the term of the applicable Management Contract, the executive officer is also prohibited from directly or indirectly performing any services for another employer or principal and from doing business for his own account without the Company’s express consent. Subject to the Company’s prior written consent, the executive officer is prohibited from accepting or stipulating any direct or indirect benefit from the Company’s current or former principals, customers or contacts. If the executive officer breaches any of the foregoing restrictive covenants, following written notice of such breach by the Company to the executive officer, the executive officer must pay a penalty to the Company equal to €50,000 per violation and €2,500 for each full or partial day in which the violation continues or is repeated. Such penalty is in addition to any other rights the Company may have to recover damages from the executive officer if such damages are higher than the total amount of such penalty.

For purposes of the Management Contracts, a “Change of Control” generally means any event by which a party, or several parties related to each other, affiliated with each other and/or acting jointly, obtain control over the Company including, without limitation, through (i) the ownership, directly or indirectly, legally or beneficially, of more than 30% of the Company’s capital stock or assets, (ii) the power to exercise more than 30% of the voting rights of the Company, (iii) the power to appoint more than 30% of the members of the Board or such other representative body or (iv) the right to manage the affairs of the Company, subject to certain exceptions. For purposes of the Management Contracts, a Change of Control will occur upon the Offer Closing. The Management Contracts provide for the following payments and benefits in connection with a Change of Control.

•	All of the Options (and, for Messrs. Modig and Dochez, Restricted Shares) held by the executive officer will become immediately vested, subject to the executive officer’s continued employment as of the date of such Change of Control. For the avoidance of doubt, Restricted Shares held by Mr. Schikan will become immediately vested in connection with a Change of Control in accordance with the terms of his applicable award agreement; and

•	Upon termination of service (i) by the Company other than due to dringende reden, (ii) by the executive officer for any reason (unless the executive officer receives a written offer of employment from the Company, the Purchaser or an affiliate of the Purchaser that provides compensation (including equity-based compensation) and responsibilities that are equivalent to those as of immediately prior to the Change of Control) or (iii) mutually agreed to between the Company and the executive officer, in each case within 12 months following the Change of Control, the executive officer will receive a cash lump sum payment equal to 130% (or, for Mr. Schikan, 150%) of his gross annual fixed salary in effect at the time of the Change of Control.

Under the terms of his Management Contract, Mr. Modig is entitled to receive a one-time special bonus (the “Special Bonus”) equal to €100,000 if one of the following transactions occur during the contract term:

•	A transfer of more than 50% of the total issued and outstanding Shares to a party not affiliated with the Company in exchange for consideration that is equal to or greater than €6.50 per Share; or

•	Any other transfer or economic ownership of more than 50% of (i) the total issued and outstanding Shares or (ii) the Company’s business, in each case in exchange for consideration that is equal to or greater than €6.50 per Share.

The Special Bonus is payable within 30 days of the completion of such transaction, subject to (i) Mr. Modig’s continued employment as of the date of the completion of such transaction or (ii) in the event Mr. Modig’s employment is terminated by the Company, the completion of the transaction within six months following such termination date. The Offer Closing would constitute an eligible transaction for purposes of the Special Bonus.

The foregoing description is qualified in its entirety by reference to the Management Contracts, copies of which are attached hereto as Exhibits (e)(8) through (e)(11) and are incorporated herein by reference.

2014 Annual Cash Bonuses

Pursuant to the terms of the Purchase Agreement, with respect to the fiscal year of the Company ending on December 31, 2014, the Company and its subsidiaries may pay annual cash bonuses to eligible services providers of the Company (including the executive officers) pursuant to the terms set forth in such individual’s employment agreement, if applicable, and in the ordinary course of business consistent with past practice determined by the Company and its subsidiaries in its sole discretion, which such bonuses may not exceed $2 million in the aggregate. Pursuant to the terms of their Management Contracts and the remuneration policy for the Company’s executive officers, the Company’s executive officers are eligible to receive bonuses for 2014 equal to 40% (or, for Mr. Schikan, 50%) of the executive officer’s gross annual fixed salary for such year, based on the achievement of objectives that have been mutually determined by the executive officer and the Company.

Continuing Employee Benefits

Pursuant to the Purchase Agreement, for a period of one year following the Closing (or such shorter period of employment, as the case may be), Parent or Purchaser will provide each employee who remains employed by Parent, Purchaser or any of their respective subsidiaries (the “Continuing Employees”) with (i) an annual rate of salary or wages that is no less favorable than that provided to such employee as of immediately prior to the Closing, (ii) bonus opportunities and employee benefits that are no less favorable than that provided to such Continuing Employee as of immediately prior to the Closing and (iii) severance benefits (upon a qualifying termination of employment) that are no less favorable than that for which such Continuing Employee was eligible as of immediately prior to the Closing (which will, upon a qualifying termination of employment, be no less than six months of the applicable annual rate of salary or wages), provided that, in each case, any increase in the annual rate of salary or wages, bonus opportunities, employee benefits or severance benefits, as applicable, following the date of the Purchase Agreement was made in compliance with the terms of the Purchase Agreement. In no event will the terms of the Purchase Agreement be deemed to confer upon any Continuing Employee any right to continued employment with Parent or any of its affiliates (including, following the Offer Closing, the Company).

Independent Directors

The Purchase Agreement provides that on or prior to the date that the Offer is commenced, the Company was required to duly call, give notice and, as soon as practicable following the date of Purchase Agreement, hold an EGM to provide information (together with any amendments and supplements thereto and any other required materials (the “EGM Materials”) and approve certain actions required by the Purchase Agreement including, among other things, the resignation of all but two directors from the Company’s Boards (the “Independent Directors”) and the appointment of new directors to the Company’s Boards as designated by Purchaser to replace such resigning directors. Certain of the actions to be approved at the EGM are described in more detail below and in the Offer to Purchase. Purchaser has designated in writing to the Company the new members for the Company’s Boards. At the EGM, the shareholders will appoint the new members as designated by Purchaser; provided, that (1) no fewer than two of the current directors of the Company, to be mutually agreed upon by Purchaser and the Company, will remain on the supervisory board of the Company until the earlier of (a) such time after the Offer Closing as the Purchaser owns 100% of the outstanding Shares, (b) the date the liquidation of the Company has been duly completed or (c) one year after the date of the Purchase Agreement. On December 9, 2014, the Company notified its shareholders that the EGM will be held on January 13, 2015, at the Company’s offices at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands.

Director and Officer Indemnification and Insurance

Under applicable Dutch corporate law and the Company’s articles of association, Prosensa has broad powers to indemnify its supervisory directors and managing directors against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.

Pursuant to the terms of the Purchase Agreement, for six years after the Offer Closing, Buyer and the Company will indemnify and hold harmless the present and former directors, officers or employees of the Company and its subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Offer Closing to the fullest extent permitted by applicable law or provided under the Company’s organizational documents in effect on the date of the Purchase Agreement. Buyer and the Company have also agreed to advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of any litigation, arbitration, mediation or other proceeding arising out of or relating to matters that would be indemnifiable pursuant to the terms of the Purchase Agreement (subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification).

The Purchase Agreement also provides that the Company (or any successor to the business of the Company) shall maintain in effect provisions in its articles of association and bylaws regarding the exculpation of liability of directors, indemnification of Indemnified Persons and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions as in effect as of the date of the Purchase Agreement, which include that, unless Dutch law provides otherwise, and subject to certain exceptions for behavior that can be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, current and former managing directors and supervisory directors shall be reimbursed for: (i) the reasonable costs of conducting a defense against claims based on acts or failures to act in the exercise of their duties, (ii) any damages or fines payable by them as a result of an act or failure to act as referred to under (i), and (iii) reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Management Board or Supervisory Board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

In addition, the Company will obtain a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Offer Closing with respect to any claim related to any period of time at or prior to the Offer Closing from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Company for any reason fails to obtain such “tail” insurance policies as of the Offer Closing, the Company’s D&O Insurance in place as of the date of the Purchase Agreement will be maintained in effect, for a period of at least six years from the Offer Closing, with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date of the Purchase Agreement, or Buyer shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date of the Purchase Agreement. Notwithstanding the foregoing, Parent will not be required to expend for such policies an annual premium amount in excess of 300% of the amount per annum the Company paid in the year ended December 31, 2013.

The Company has also entered into indemnification agreements (collectively, the “Indemnification Agreements”) with the members of the Supervisory Board and the Management Board (the “Board Indemnitees”). The Indemnification Agreements relate to indemnification and expense reimbursement for actual, threatened, pending or completed actions, suits, arbitrations, alternate dispute resolution mechanisms, investigations, inquiries, administrative hearings and other actual, threatened, pending or completed proceedings, in which the Board Indemnitee was, is or will be involved as a party or otherwise, by reason of the fact that the Board Indemnitee is or was a Board member, by reason of any action taken by him or of any inaction on his part while acting as a Board member, or by reason of the fact that he is or was serving at the request of the Company as a managing director, supervisory director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise (“Proceedings”).

Among other things, the Indemnification Agreements require the Company, in the case of Proceedings other than Proceedings by or in the right of the Company, to indemnify Board Indemnitees against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him, or on his behalf, in connection with a Proceeding, if the Board Indemnitee acted in good faith and in a manner the Board Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and with respect to a criminal Proceeding, had no reasonable cause to believe the Board Indemnitee’s conduct was unlawful.

If a Board Indemnitee is a party to a Proceeding brought by or in the right of the Company, the Board Indemnitee will be indemnified against all expenses incurred in connection with such Proceeding if the Board Indemnitee acted in good faith. Further, no indemnification will be provided for expenses made in respect of any Proceeding as to which the Board Indemnitee was found liable to the Company, unless and to the extent that the appropriate court of The Netherlands shall determine that such indemnification shall be made.

If a Board Indemnitee is not wholly successful in the Proceedings, the Company will indemnify the Board Indemnitee against all expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter.

Notwithstanding any provision of the Indemnification Agreement, the Company is not obligated to indemnify any claim against a Board Indemnitee for which it has been established by a competent court in a final and conclusive decision that such claim resulted from willful, intentionally reckless or seriously culpable conduct by such Board Indemnitee.

The Indemnification Agreements terminate upon the later of (a) ten years after the date that the Board Indemnitee has ceased to serve as a member of the Supervisory Board or the Management Board, as applicable, (b) one year after the final termination of any Proceeding in respect of which the Board Indemnitee is granted rights of indemnification under the Indemnification Agreement or (c) if the Company declares bankruptcy, three years after the date on which the Company is declared bankrupt.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Director Indemnification Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Other Agreements

The Company and certain of its shareholders are party to a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Company granted such shareholders certain customary “demand” registration rights, “piggyback” registration rights and “shelf” registration rights. The shareholders that are parties to the Tender and Support Agreements (as defined below) have agreed, contingent upon and effective as of immediately prior to the Offer Closing, to terminate the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Registration Rights Agreement, a copy of which is filed as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Arrangements between the Company and Parent, Purchaser or their Affiliates

Representatives of Parent and its affiliates, on the one hand, and representatives of the Company and its affiliates, on the other, from time to time, have engaged in various informal communications and contacts related to a longstanding relationship as members of the biopharmaceutical industry. Except as described in this Schedule 14D-9, these communications and contacts did not result in any formal transaction between the Company and its affiliates, on the one hand, and Parent and its affiliates, on the other hand.

In addition, the Company’s executive officers and certain non-executive directors have entered into the Tender and Support Agreements with Parent and BioMarin Falcons, pursuant to which they have agreed to tender all of their beneficially owned Shares into the Offer, which are described below under “Item 4. The Solicitation or Recommendation—(c) Intent to Tender.”

Purchase Agreement

On November 23, 2014, the Company, Parent and Purchaser entered into the Purchase Agreement. The summary of the material provisions of the Purchase Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase and the description of the Conditions of the Offer contained in “Section 15—Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The summary and description contained in the Offer to Purchase have been incorporated by reference herein to provide you with information regarding the terms of the Purchase Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company or their respective affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of the Purchase Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Purchase Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Purchase Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the shareholders of Parent or the Company. In reviewing the representations, warranties and covenants contained in the Purchase Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and the Company publicly file.

Mutual Non-Disclosure Agreement

On July 31, 2014, the Company and Parent entered into a Mutual Non-Disclosure Agreement (the “Confidentiality Agreement”). The summary of the material provisions of the Confidentiality Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Contingent Value Rights Agreement

Prior to the Offer Closing, Purchaser will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent governing the terms of the CVRs. The summary of the material provisions of the CVR Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Form of Contingent Value Rights Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein.

Convertible Promissory Note

Pursuant to the Purchase Agreement, on November 26, 2014, the Company issued and sold to Purchaser, and Purchaser purchased from the Company, a Convertible Promissory Note in the principal amount of €40,355,125.10 (the “Convertible Note”). The summary of the material provisions of the Convertible Note contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Convertible Note, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

(a)	Solicitation or Recommendation

At a meeting held on November 21, 2014, after due and careful discussion and consideration, the Boards duly and unanimously (i) determined that the Purchase Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by the Company and its subsidiaries, (ii) approved, adopted and declared advisable the Purchase Agreement and the transactions contemplated thereby and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the matters related to the transactions contemplated by the Purchase Agreement brought before the EGM.

(b)	Background of the Purchase Agreement; Reasons for Recommendation

Background of the Purchase Agreement

The Company’s management and the Boards regularly review and evaluate the Company’s performance, prospects and long-term strategic plans, in light of its business and developments in the pharmaceutical and biotechnology industries generally. These reviews have included consideration, from time to time, of potential strategic transactions to maximize value to shareholders and other relevant stakeholders, including review of potential partnering and collaboration arrangements, research and development investment activities, licensing and acquisition opportunities and consideration of sale transactions.

In 2009, at the direction of its Boards, Prosensa entered into discussions with a number of parties, including Parent and GlaxoSmithKline plc (“GSK”), to explore potential partnerships related to the development and commercialization of certain RNA-based therapeutics for Duchenne Muscular Dystrophy, including drisapersen. These discussions ultimately culminated with the Company’s entry into a Research & Development Agreement and a Collaboration & License Agreement (collectively, the “GSK Collaboration Agreement”) with GSK in October of 2009. Pursuant to the GSK Collaboration Agreement, the Company and GSK began worldwide collaboration on the development and commercialization of drisapersen, and GSK was granted certain options to collaborate with respect to the development and commercialization of a number of the Company’s other product candidates.

Following the receipt of clinical trial results relating to drisapersen in September 2013, Prosensa and GSK reassessed their commercial relationship and ultimately agreed to terminate the GSK Collaboration Agreement in January 2014. Upon termination of the GSK Collaboration Agreement, GSK agreed to transfer to Prosensa certain data and other intellectual property, inventory, regulatory filings and clinical trial sponsorships, clinical trial reports, material agreements and biological materials held by GSK such that Prosensa could continue the development and commercialization of drisapersen. After termination of the GSK Collaboration Agreement, from time to time, the Company explored entering into potential collaboration and/or licensing agreements for the development of drisapersen and/or the Company’s other product candidates as well as other strategic business transactions. As part of these exploratory efforts, the Company entered into confidentiality agreements with, provided certain due diligence materials to and held certain preliminary discussions with a number of third parties, including Parent, Party A, Party B and Party C. These discussions were preliminary and never reached a stage where draft definitive documentation was exchanged. These confidentiality agreements did not contain standstill provisions.

On June 3, 2014, Prosensa publicly announced that the United States Food and Drug Administration (“FDA”) had outlined a regulatory path forward, under an accelerated approval pathway, for drisapersen. Based on this feedback from the FDA, the Company indicated that it would pursue the filing of a New Drug Application (“NDA”) for drisapersen in late 2014 utilizing its existing data and committed to the initiation of two confirmatory post-approval studies. In addition, the Company publicly announced that it had been interacting with the European Medicines Agency (“EMA”) and, based on these interactions, intended to file a marketing authorisation application (“MAA”), under the conditional approval pathway, for drisapersen in the European Union on a similar timeline.

Over the summer and into the fall of 2014, the Company began making preparations for the filing of the regulatory applications for commercial marketing approval of drisapersen in the United States and the European Union. As part of these preparations, Company management apprised the Boards that additional financing would be required, prior to the Company’s expected regulatory filings, to ensure that the Company remained well capitalized throughout the regulatory approval process. The Company began preparing for an offering of its ordinary shares to be launched in the fourth quarter of 2014.

On September 10, 2014, the Company received an unsolicited, nonbinding proposal dated September 9, 2014 from Party A, which had been contacted and signed a confidentiality agreement with the Company earlier in 2014 in connection with a potential licensing and/or collaboration arrangement, to acquire 100% of the Company’s outstanding Shares in a proposed inversion transaction, pursuant to which Party A would re-domicile outside of the United States for U.S. federal income tax purposes. Party A’s preliminary nonbinding indication of interest proposed that Prosensa shareholders would receive up front stock consideration valued at $16.00 per share as of signing of a definitive agreement, as well as contingent value rights of up to $9.00 payable in cash or stock, at Party A’s election, upon the approval of drisapersen for commercial marketing in each of the United States and the European Union prior to December 31, 2015. In its proposal, Party A also requested that the Company enter into exclusive negotiations with Party A regarding this potential transaction.

On September 10, 2014, the Boards (with Director A recusing himself (for the reasons described below)) met and discussed, among other things, Party A’s proposal. The Boards directed the Company to continue the preliminary discussions with Party A and to permit Party A to continue to conduct its due diligence, but determined that the Company should not agree to enter into exclusive negotiations with Party A. In addition, the Boards authorized the Company to engage Citigroup Global Markets Inc. (“Citi”) to advise the Company with respect to the proposal and to evaluate the Company’s strategic alternatives, including as a stand-alone Company and with respect to entering into potential strategic transactions with other third parties. Prosensa management also shared with the Boards a strategic plan they had developed for the Company at the request of the Supervisory Board. This strategic plan included the Base Case Projections (the Base Case Projections are summarized below in “—Certain Prosensa Management Projections”). Subsequent to the September 10, 2014 Supervisory Board meeting, the Base Case Projections were shared with Citi. While the Boards confirmed that they had made no decision whether to sell the Company, the Boards also authorized Citi to privately contact certain pharmaceutical and biotechnology companies to gauge their potential interest in engaging in negotiations concerning a potential transaction with the Company. The Boards also authorized the Company to engage Davis Polk & Wardwell LLP (“Davis Polk”) and De Brauw Blackstone Westbroek B.V. (“De Brauw”) to advise the Company on legal matters arising in connection with the Company’s exploration of potential strategic alternatives.

At the direction of the Boards, Citi informed Party A that the Boards were evaluating its proposal. Also at the direction of the Boards, Citi began a private process to contact third parties to gauge their interest in exploring a potential transaction with the Company. During the period from September 12, 2014 to September 19, 2014, Citi contacted 17 pharmaceutical and biotechnology companies (in addition to Party A), including Party B, Party C, Party D, Party E and Parent, which companies the Boards, with the assistance of Citi, determined might have interest in exploring a potential strategic transaction with the Company. The Boards determined not to contact financial sponsors at the time given their view that, due to the likely returns expected, financial sponsors would not be able to offer greater value to the Company’s shareholders than strategic buyers. Eleven companies either signed confidentiality agreements and began to engage in due diligence or began to engage in due diligence in reliance on confidentiality agreements they had previously entered into with the Company. None of the confidentiality agreements entered into contained standstill provisions. Citi requested that such companies submit nonbinding indications of interest on September 30, 2014.

A member of the Supervisory Board (“Director A”) also is a member of the board of directors of Party C. In light of Party C’s interest in a potential licensing or collaboration transaction with the Company, the Company believed that Party C might be interested in exploring a potential business combination transaction with the Company. As a result, Director A recused himself from discussions related to potential business combinations involving the Company, including discussions relating to valuation of the Company, the status of the Company’s discussions with third parties and other presentations from Citi until October 1, 2014, at which time Party C confirmed that it was not interested in pursuing a potential transaction with the Company and Director A rejoined the Supervisory Board’s deliberations.

On September 17, 2014, the Supervisory Board (with Director A recusing himself) held a telephonic meeting, with the members of the Management Board and representatives of Citi, Davis Polk and De Brauw participating at the invitation of the Supervisory Board. Representatives of De Brauw reviewed the Boards’ fiduciary duties in connection with its consideration of a proposed sale of the Company as well as other legal matters. Next, Citi provided a preliminary update on the status of the discussions with third parties. Finally, the Supervisory Board, in the interest of maximizing the Supervisory Board’s ability to monitor and respond to the day-to-day developments, formed a transaction committee, which consists of David Mott, the chairman of the Supervisory Board, Daan Ellens, Martijn Kleijwegt and Michael Wyzga (the “Transaction Committee”).

Over the next few weeks, under the supervision of the Transaction Committee, Company management and representatives from Citi engaged in various meetings and teleconferences with the parties that had been contacted on behalf of the Company, including several meetings between senior management of the Company and each of senior management of Parent, Party B, Party C, Party D and Party E. In these meetings and teleconferences, the relevant parties generally discussed the transaction process, including timing, and matters related to due diligence. During this period, the Company continued to prepare its filings with the FDA and EMA for commercial marketing approval of drisapersen as well the documentation associated with a potential equity offering to be launched in the fourth quarter of 2014.

On September 29, 2014, the Company received nonbinding indications of interest (in addition to the nonbinding indication of interest previously received from Party A) from Parent and Party B. Parent’s non-binding indication of interest contemplated Parent’s purchase of all of the outstanding Shares at a price of between $11.50 to $13.50 per Share, in cash, but did not propose a specific transaction structure. Party B’s proposal contemplated that Prosensa shareholders would receive up front stock consideration valued at $11.10 per share as of the signing of a definitive agreement, as well as contingent value rights of up to $5.50 payable in Party B stock upon the approval of drisapersen for commercial marketing in each of the United States and the European Union prior to December 31, 2015, with payments of up to $2.26 in Party B stock realizable if drisapersen was not approved for commercial marketing in the United States and/or the European Union prior to December 31, 2015, but such approvals were received prior to December 31, 2018. The consideration represented by each of these non-binding indications of interest represented a premium to $8.39, the trading price at which the Shares closed on the NASDAQ on September 29, 2014.

The other fifteen parties contacted on behalf of the Company declined to submit indications of interest and indicated that they did not plan to participate further in the process for various reasons, including concerns regarding the likelihood of regulatory approval of drisapersen and concerns related to the competitive position of drisapersen. A number of such parties, including Party D, indicated that they remained interested in a potential licensing or collaboration transaction with respect to drisapersen. Over the next few weeks, Party D continued to conduct due diligence in connection with a potential collaboration with respect to drisapersen.

On October 1, 2014, the Supervisory Board held a telephonic meeting, with the members of the Management Board and representatives of Citi, Davis Polk and De Brauw participating at the invitation of the Supervisory Board. Citi reviewed the terms of the three nonbinding indications of interest received to date, as well as the events leading up to and occurring during the solicitation of indications of interest. Citi also presented a preliminary valuation analysis of the proposals and reviewed certain publicly available financial and stock market data and the Projections, which included the Base Case Projections, which were presented to the Boards at the September 10, 2014 Supervisory Board meeting and the Upper Case Projections and the Lower Case Projections, which were based on certain scenarios discussed at the September 10, 2014 Supervisory Board meeting and were developed with the assistance of Citi prior to the October 1, 2014 Supervisory Board meeting (the Projections are summarized below in “—Certain Prosensa Management Projections”). In addition, the Management Board reviewed the Company’s current strategic plan and the Company’s prospects as a stand-alone company, including a discussion of the risks and challenges facing the Company, including those related to regulatory approval of drisapersen, and the industry more generally.

The Supervisory Board discussed the indications of interest that the Company received, as well as the status of the Company’s filings with the FDA and the EMA, its planned equity offering and its business prospects as a stand-alone Company, noting that if the Company were to continue on a stand-alone basis, it was important that it not be left undercapitalized for the period in which it planned to submit its NDA and MAA for drisapersen. The Supervisory Board concluded that the Company should continue to explore the potential transactions represented by the preliminary indications of interest. The Supervisory Board also instructed management that if such indications of interest did not result in a transaction that the Supervisory Board believed was in the best interests of the Company’s shareholders and other stakeholders before late November 2014—i.e., the time at which the Company would be required to launch a potential equity offering in order for such offering to close prior to the end of 2014—the Company would need to launch its planned equity offering in order to ensure that the Company would be sufficiently capitalized to make its planned regulatory filings. In addition, the Supervisory Board indicated that, in light of the Company’s current cash position, the Company would require any potential acquiror to provide the Company with access to sufficient cash to meet its obligations with respect to the regulatory approval of drisapersen in the event that any announced strategic transaction was terminated prior to consummation. The Supervisory Board also noted that, given the stage of development of the Company’s product candidates, in order for a potential strategic transaction to be attractive to the Company, any acquiror would need to provide Prosensa with a high degree of closing certainty, including by assuming the closing risk with respect to, among other things, FDA and EMA approval of drisapersen and the Company’s other product candidates. Thereafter, the Supervisory Board directed Davis Polk and De Brauw to prepare a draft purchase agreement that embodied a potential transaction with the above-described terms to be sent to each of Parent, Party A and Party B and directed Citi to send a process letter to each such party requesting a markup of said agreement and final proposals with respect to potential transactions.

Over the next few days, Davis Polk and De Brauw worked with the Transaction Committee to complete the initial draft purchase agreement. The initial draft purchase agreement contemplated an equity investment to be made by a potential acquiror upon termination of the agreement for any reason other than by the Company to enter into a superior transaction with another third party, and contained provisions containing the risk allocation and closing certainty terms described by the Supervisory Board. The initial draft purchase agreement also proposed a termination fee of 0.5% of the Company’s equity value, which would be payable by the Company to the acquiror in certain circumstances relating to a termination of the purchase agreement resulting from a change of the Boards’ recommendation in favor of the transaction, a superior proposal or alternative transaction under specified circumstances.

De Brauw also advised the Transaction Committee with regard to various transaction structures that could be employed in the draft purchase agreement. In light of the fact that the various third parties who had expressed interest in a transaction with Prosensa had proposed transactions for all of the outstanding Shares but otherwise had included little detail about transaction structure, and to protect holders of Shares from holding a potentially illiquid minority position in Prosensa after the transaction, after a discussion, it was agreed that a purchase agreement that contemplated a tender offer followed by an Asset Sale, but left flexibility for a potential acquiror to consummate a statutory buy-out of Shares in accordance with Section 2:92a of the Dutch Civil Code or other reorganization mechanism whereby the holders of Shares who did not tender would be cashed out for the consideration payable in the tender offer, would maximize the value of a potential transaction to Prosensa shareholders. The Board also concluded that a minimum tender condition of 80% of the Shares should be included in the purchase agreement to ensure that the consummation of any potential transaction was strongly supported by Prosensa stockholders.

On October 14, 2014, as directed by the Supervisory Board, Citi sent an initial draft purchase agreement to each of Parent, Party A and Party B. The initial draft purchase agreements sent to Parent, Party A and Party B were substantively identical except as they related to the form of consideration proposed by each bidder.

Over the next few weeks, the Company engaged in various meetings and discussions with each of Parent and Party A in connection with each such party’s due diligence review of the Company, including related to clinical and regulatory matters, business diligence, intellectual property, taxes, human resources and commercialization of drisapersen.

On October 20, 2014, Party B indicated that it was not interested in pursuing a strategic transaction with the Company at that time, in light of its assessment of the risk associated with the regulatory approval of drisapersen and Party B’s appetite for such risk.

Also in late October and early November 2014, the Company and its advisors continued preparations for a potential equity offering if the discussions related to a potential strategic transaction did not result in an announced deal by mid-November 2014 (at which time the Company was prepared to abandon discussions related to a potential strategic transaction and instead pursue the equity offering).

On October 27, 2014, Party E, which was contacted in connection with Citi’s outreach to third parties but had indicated to Citi that it was not interested in pursuing a transaction with the Company at that time, indicated that it had reconsidered and may be interested in pursuing a transaction with the Company. Party E was given access to the electronic data room that had been populated for purposes of providing the other potential transaction counterparties with access to due diligence materials, as well as the initial draft purchase agreement provided to the other parties on October 14, 2014, and conducted an initial due diligence phone call with representatives of the Company regarding clinical and regulatory matters on October 29, 2014.

On November 1, 2014, Party A’s legal advisors contacted Davis Polk to discuss the terms of the draft purchase agreement provided to Party A, with a view to providing comments on the purchase agreement to the Company over the next few days.

On November 5, 2014, representatives of Citi provided Hans Schikan, chief executive officer of the Company, with an update on the strategic transaction process, as well as Citi’s preparations with respect to a potential equity offering, by phone. As part of this update, Citi indicated that it anticipated revised offers from each of Parent and Party A on November 14, 2014 and that Citi had requested an initial indication of interest from Party E on that date as well.

On November 7, 2014, Party A indicated that it was not interested in pursuing a strategic transaction with the Company at that time and that it would not be providing comments on the purchase agreement to the Company, in light of Party A’s assessment of the risk associated with the regulatory approval of drisapersen and Party A’s appetite for such risk.

On November 11, 2014, Parent’s financial advisors, Bank of America Merrill Lynch (“BAML”) submitted Parent’s initial comments to the draft purchase agreement to the Company. In these comments, Parent removed the provisions related to the provision of equity financing to the Company upon termination of the purchase agreement and certain of the provisions related to closing certainty, including Parent’s assumption of the Company’s product candidate development closing risk. In addition, Parent proposed a termination fee equal to 3.5% of the Company’s equity value, which would be payable under a broader set of circumstances, and proposed a mechanism whereby Parent could waive the proposed 80% minimum tender condition such that the minimum tender condition would be lowered to 67%. Parent’s initial comments to the draft purchase agreement also indicated that, as a condition to entering into the purchase agreement, Parent would require certain shareholders of Prosensa to sign tender and support agreements.

On November 12, 2014, the Supervisory Board held a telephonic meeting, with members of the Management Board and representatives of Citi, Davis Polk and De Brauw participating at the invitation of the Supervisory Board. Citi provided an update on the discussions with third parties to date and provided an update on the Company’s performance to date, including a review of the Company’s prospects as a stand-alone Company. This presentation included a review and update of the financial analysis presented at the October 1, 2014 Supervisory Board meeting. Following this review, the Supervisory Board and Management Board discussed the potential financial terms of an offer by Parent or another third party that would present compelling value to the Company’s shareholders and other relevant stakeholders, particularly in light of recent increases in the market price of the Shares, and directed Citi to reach out to Parent to indicate, that the financial terms of its proposal would need to be improved significantly for the Company to continue discussions and to Party E to indicate that the financial terms of any proposal submitted by Party E would need to be very strong to merit additional discussions. Later in the day, Citi conveyed this feedback to BAML and Party E.

In addition, representatives of Davis Polk reviewed the key issues raised by the revised draft agreement received from Parent on November 11, 2014, particularly related to the ongoing financing of the Company, closing certainty, including related to product development risk, and the changes to the minimum tender condition. The Supervisory Board and its advisors discussed the Company’s response to Parent’s markup and emphasized the importance that Parent assume product development risk between signing and closing and provide the Company with meaningful assurance that it would be well capitalized if the transaction were to be abandoned after announcement. The Supervisory Board also indicated that it was important to ensure that the transaction was strongly supported by Prosensa shareholders prior to consummation and, accordingly, indicated that the 80% minimum tender condition should not be waivable by Parent without the consent of the Company. Citi and the Management Board also provided a brief overview of the Company’s plans with respect to the potential equity transaction. The Supervisory Board and the Management Board confirmed that, if a potential acquiror did not present a compelling offer with respect to a strategic transaction, including with respect to terms related to price, closing certainty and certainty with respect to the financing of the Company, the Company would launch the equity offering on November 17, 2014.

On November 13, 2014, the Transaction Committee held a telephonic meeting, with members of the Management Board and representatives of Citi, Davis Polk and De Brauw participating at the invitation of the Transaction Committee. The attendees reviewed in detail the items that were discussed in the November 12, 2014 Supervisory Board meeting. Following this call, the Transaction Committee provided Davis Polk instructions to reach out to Parent’s legal advisors, Jones Day (“Jones Day”), in order to provide Parent with feedback on the purchase agreement, including with respect to closing certainty (including assumption of regulatory risk), continued financing of the Company and the minimum tender condition. Later in the day, Davis Polk conveyed this feedback to Jones Day.

Subsequent to the Supervisory Board and Transaction Committee meetings, Citi communicated with Party E. Party E indicated that while it had not ruled out a potential transaction with Prosensa, Party E would unlikely be able to offer a sufficiently attractive premium to Prosensa’s then-current share price.

On November 14, 2014, Parent and the Company discussed the financial terms of a potential acquisition of Prosensa by Parent. These discussions culminated in Parent providing the Company with a revised offer to purchase all of the outstanding Shares for $16.50 per Share, in cash, upon closing and a contingent value right of up to $5.20 per Share, in cash, upon regulatory approval of drisapersen in the United States and the European Union. The revised offer was not accompanied by a revised draft agreement and did not otherwise address the issues raised by Parent’s draft agreement of November 11, 2014.

On November 15, 2014, the Transaction Committee held a telephonic meeting, with members of the Management Board and representatives of Citi and Davis Polk participating at the invitation of the Transaction Committee, in which the Transaction Committee discussed Parent’s revised proposal. The Transaction Committee indicated that, while the revised proposal was attractive, the Company should continue to seek improvements to the financial and other terms of the revised proposal. The Transaction Committee instructed Mr. Schikan to engage with Jean-Jacques Bienaime, Chief Executive Officer and Director of Parent, with a view to exploring whether Parent would increase its offer.

Following a discussion on November 15, 2014 between Messrs. Schikan and Bienaime, Parent revised its November 14, 2014 offer to provide for an up-front cash payment of $17.75 per Share and a contingent value right, payable in up to $4.14 per Share, in cash, based on regulatory approval of drisapersen in the United States and the European Union.

Later in the day on November 15, 2014, the Transaction Committee held a meeting, along with members of the Management Board and representatives of Citi and Davis Polk. Mr. Schikan reported the results of his conversation with Mr. Bienaime. The Transaction Committee discussed the potential advantages, risks and considerations of the transaction presented by Parent and the various recent interactions with Party A in which Party A indicated that it was no longer interested in pursuing a potential transaction with the Company and Party E in which Party E indicated that it would unlikely be able to offer a sufficiently attractive premium to Prosensa’s then-current share price. The Transaction Committee concluded that, subject to the approval of the remaining members of the Supervisory Board and the negotiation of a purchase agreement with acceptable terms, including related to the ongoing financing of the Company and closing certainty, including with respect to Parent’s assumption of product development risk, Parent’s revised offer presented compelling value to the Company shareholders and other stakeholders and was advisable and in the best interests of the Company shareholders and other stakeholders. The Transaction Committee directed the Management Board, Citi and Davis Polk to work to finalize the terms of the purchase agreement with Parent. In addition, the Transaction Committee concluded that in light of the attractiveness of the revised proposal presented by Parent, to postpone the potential launch of its equity offering until November 24, 2014 if a definitive agreement with Parent was not reached by that time.

Following the Transaction Committee meeting, Davis Polk sent a revised draft of the purchase agreement to Jones Day. This revised draft of the purchase agreement included a proposal that Parent provide equity financing to the Company upon termination of the purchase agreement, improved terms regarding closing certainty, including terms allocating risk related to regulatory approval of Company product candidates to Parent, and removed Parent’s right to waive the minimum tender condition without consent of the Company.

During the week of November 17, 2014, representatives of the Company, Parent, BAML, Jones Day, Citi and Davis Polk met at the offices of Davis Polk to negotiate the remaining open points on the purchase agreement. During such meetings, representatives of Parent expressed concerns regarding transaction certainty, and indicated that if the Company were willing to agree to a termination fee of 3.5% of the equity value of the Company, then Parent would be willing to agree to the Company’s proposed purchase agreement terms regarding closing certainty relating to regulatory risk, including Parent’s assumption of all product development risk, and would also be willing to provide the Company with $50,000,000 of financing at the time of signing in the form of a note, which would convert into ordinary shares of the Company upon termination of the purchase agreement. Over the course of the week, the representatives and advisors of the Company discussed these points with the Transaction Committee and Jones Day and Davis Polk traded drafts of the purchase agreement, the tender and support agreement and the convertible promissory note.

On November 21, 2014, the Supervisory Board held a telephonic meeting with members of the Management Board and representatives of Citi, Davis Polk and De Brauw participating at the invitation of the Supervisory

Board. Citi reviewed certain details related to the proposed transaction with Parent, including, among other things, the transaction structure, the consideration, the premia represented thereby, the deal protections, certain conditions, the termination fee and the timing of the expected closing. Citi also reviewed the financial and valuation analyses that Citi conducted in connection with this transaction and rendered its oral opinion to the Boards, subsequently confirmed in writing, to the effect that, as of the date of the Purchase Agreement, and based upon and subject to the factors and assumptions set forth in its written opinion, the $17.75 in cash and the CVR to be exchanged for each Share pursuant to the Purchase Agreement offered by Parent was fair from a financial point of view to holders of such Shares. Following Citi’s presentation, a representative of Davis Polk reviewed the terms of the Purchase Agreement including, among other things, the consideration, the transaction structure, the treatment of equity awards, tax treatment for U.S. shareholders, the terms of the convertible note, the tender offer commencement and closing conditions, the definition of “Company Material Adverse Effect” under the Purchase Agreement, termination rights and fees, rights, obligations and restrictions between signing and closing, representations and warranties and matters pertaining to employees. A representative of DeBrauw then discussed the Boards’ fiduciary duties under Dutch law in connection with its consideration of the proposed Purchase Agreement as well as other legal matters.

Following these presentations, the Boards engaged in an extensive discussion about the merits of the transaction, including review and consideration of the factors described under “—Reasons for Recommendation of the Boards,” ultimately unanimously (i) concluding that, on the terms and subject to the conditions set forth in the Purchase Agreement, the transaction was fair to, and in the best interests of, the Company’s shareholders and other stakeholders, its subsidiaries and the enterprises carried on by the Company and its subsidiaries; (ii) approving, adopting and declaring advisable the Purchase Agreement and the transactions contemplated thereby; and (iii) recommending that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the matters related to the transactions contemplated by the Purchase Agreement brought before the EGM. A representative from Davis Polk reviewed the resolutions that had been prepared for the Boards, and those resolutions were unanimously adopted.

Over the next two days, Parent and the Company finalized the Purchase Agreement, and in the afternoon on November 23, 2014, the parties executed and delivered the Purchase Agreement and the relevant parties executed and delivered the Tender and Support Agreements. The following day, Parent and the Company issued a joint press release announcing the execution of the Purchase Agreement. On November 26, 2014, BioMarin Falcons wired an amount in Euros equal to $50,000,000 to the Company, and each of the Company and BioMarin Falcons executed and delivered the Convertible Note.

On December 12, 2014, Purchaser commenced the Offer.

Reasons for the Recommendation

Reasons for the Recommendation of the Boards

In evaluating the Purchase Agreement, the Offer, the Post-Closing Reorganization and the other transactions contemplated by the Purchase Agreement, the Boards consulted with senior management of the Company, as well as Citi, Davis Polk and De Brauw. In the course of (i) making the determination that the Purchase Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by the Company and its subsidiaries, (ii) approving, adopting and declaring advisable the Purchase Agreement and the transactions contemplated thereby and (iii) recommending that the shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the matters related to the transactions contemplated by the Purchase Agreement brought before the EGM, the Boards considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Boards, supported such determinations, in addition to the factors mentioned in “—Background of the Purchase Agreement” above in this Item 4:

•	Financial Terms/Premium to Market Price. The Boards considered the relationship of the Cash Consideration to the historical market prices of the Shares, including that the Cash Consideration:

•	represents a premium of 55.1% over the trading price at which the Shares closed on the NASDAQ on November 21, 2014 (the trading day immediately prior to the announcement of the Offer), $11.44;

•	represents a premium of 120% over the average trading price at which the Shares closed on the NASDAQ over the last twelve months, $8.07; and

•	exceeds the highest trading price of the Shares during the twelve-month period preceding the announcement of the Purchase Agreement, $12.84.

•	Cash Consideration. The Boards considered the fact that approximately 81% of the nominal per share transaction consideration will be payable in cash, which provides Company shareholders with immediate liquidity and a high degree of certainty of value.

•	The CVRs. The Boards considered the fact that in addition to the Cash Consideration, each Company shareholder will receive one CVR for each Share held, which provides Company shareholders an opportunity to realize additional value to the extent that the regulatory milestones set forth in the CVR Agreement are achieved within the time periods described in the CVR Agreement, through additional cash payments under the terms of the CVRs.

•	Reputation of Parent. The Boards considered the extensive experience and resources of Parent in developing and commercializing development stage biopharmaceutical product candidates, particularly as such experience and resources relate to the achievement of the milestones under the CVR.

•	The Company’s Operating and Financial Condition and Prospects. The Boards are familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. The Boards believe, on the basis of this familiarity, that the consideration to be received by the Company’s shareholders in the transaction fairly reflects the Company’s intrinsic value, including its potential for future growth.

•	Product Development and Regulatory Risks. The Boards considered the risks inherent in the development and commercialization of RNA-based therapeutics for Duchenne Muscular Dystrophy, the risks related to conducting and synthesizing data from clinical trials, the risks related to seeking approval for marketing from the FDA and EMA (including any potential conditions or contingencies of such approvals) and the risks related to market acceptance of Company product candidates, if approved, and other factors affecting the revenues and profitability of biotechnology products generally.

•	Product Launch and Commercialization Risks. The Boards considered the significant risks and considerable costs associated with a successful launch and commercialization by the Company of drisapersen due, in part, to the Company’s lack of any global sales or marketing infrastructure or capabilities.

•	Strategic Alternatives. The Boards considered the trends in the industry and certain strategic alternatives available to the Company, including a collaboration with or license to another party of drisapersen and remaining an independent public company (including as such decision would relate to the Company’s long-term capital needs, which could result in significant dilution to the shareholders of the Company), as well as the risks and uncertainties associated with such alternatives and the challenges associated with the industry’s current and expected competitive environment. The Boards determined not to pursue those alternatives in light of its belief that the Offer maximized shareholder value and represented the best transaction reasonably available to shareholders.

•	Competitive Bidding Process. The Boards considered the fact that the Company and its advisors had discussions with 18 total parties (including 17 contacted on behalf of the Company), including Parent, to determine such parties’ interests in a potential business combination with the Company. The Board considered the fact that only Parent ultimately was interested in pursuing a transaction with the Company. In addition, the Boards considered the fact that the Company did not negotiate exclusively with any party at any time.

•	Negotiation Process. The Boards considered the fact that the Company negotiated an increase in the Offer Consideration to $17.75 per Share, in cash, plus a CVR from Parent’s original proposal of between $11.50 and $13.50 per Share, in cash, without a CVR on September 30, 2014, as described above under “—Background of the Purchase Agreement.”

•	Convertible Note and the Financing of Ongoing Operations. The Boards recognized that the exploration of and entrance into an agreement like the Purchase Agreement would preclude it from raising equity financing from the capital markets. Given the Company’s current cash balances, cash inflows and outflows and product development plans, the Boards identified that the Company would need to raise additional capital in the fourth quarter of 2014 in order to remain well capitalized as it pursued approval of the NDA and MAA of drisapersen as described in “—Background of the Purchase Agreement” above. The Board considered that the Convertible Note and the transactions and mechanics contemplated thereby, including the Convertible Note’s automatic conversion into equity upon termination of the Purchase Agreement, will provide the Company with the capital it will require, without the requirement that the Company make interest payments other than upon a bankruptcy scenario or failure to comply with conversion provisions thereunder, between the signing of the Purchase Agreement and the Offer Closing or in the event of a termination of the Purchase Agreement.

•	Company Material Adverse Effect and Product Development Risk. The Boards considered the provisions in the Purchase Agreement that provide, among other things, that (i) any determination by, or delay of a determination by, the FDA, the EMA or any other governmental authority (or any panel or advisory body empowered or appointed thereby) or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to any product or product candidate of the Company or any of its competitors, (ii) the results of any pre-clinical or clinical testing sponsored by the Company, any of its competitors or any of their respective collaboration partners, (iii) increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any products or product candidates of the Company or any of its competitors, (iv) any recommendations, statements or other pronouncements published or proposed by professional medical organizations or the FDA, the EMA or any other governmental authority (or any panel or advisory body empowered or appointed thereby) relating to products or product candidates of the Company or any of its competitors and (v) any change or prospective change in reimbursement or pay or rules or policies applicable to products or product candidates of the Company or any of its competitors, are each excluded from the determination of whether a “Company Material Adverse Effect” (as defined and more fully described in “Section 11—The Purchase Agreement; Other Agreements” in the Offer to Purchase) has occurred.

•

Citi’s Fairness Opinion. The Boards considered the financial analysis and presentation of Citi to the Boards. The Boards also considered the written opinion delivered by Citi to the Boards (the “Fairness

Opinion”) that, as of the date of the Purchase Agreement, and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualification set forth in the Fairness Opinion, as of the date of the Fairness Opinion, the consideration to be received by the Company’s shareholders pursuant to the Offer and the Post-Closing Reorganization was fair to such shareholders from a financial point of view. The full text of the Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached hereto as Annex A. You should read the full text of the opinion carefully.

•	Likelihood of Consummation. The Boards considered that the Offer and the Post-Closing Reorganization would likely be consummated in light of the facts that (i) Parent has the financial ability and willingness to consummate the Offer, (ii) the Offer is not subject to any financing condition and (iii) the other conditions to the Offer are reasonable and customary.

•	Speed of Completion. The Boards considered the anticipated timing of the consummation of the transactions contemplated by the Purchase Agreement, and the structure of the transaction as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Purchase Agreement, should allow Company shareholders to receive the consideration for their Shares in a relatively short timeframe, followed by the Post-Closing Reorganization in which shareholders will receive the same consideration as received by those shareholders who tender their Shares in the Offer. The Boards considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential disruption and uncertainty pending closing.

•	Subsequent Offering Period. The Boards considered the requirement that Purchaser commence a Subsequent Offering Period after closing of the initial Offer, which they considered important because such Subsequent Offering Period would allow holders of Shares who may be subject to different and potentially adverse tax treatment on the consideration received in respect of their Shares in the Post-Closing Reorganization (as compared to the Offer) an additional opportunity to tender their Shares into the Offer and avoid any such disparate treatment with the knowledge that the Post-Closing Reorganization would be consummated.

•	Minimum Condition; Terms of the Offer. The Boards considered the terms and conditions of the Offer, the Post-Closing Reorganization and the Purchase Agreement, including the fact that the Offer is conditioned on the Minimum Condition and the fact that Purchaser may not waive or change the Minimum Condition without the Company’s consent. In addition, the Boards viewed as desirable provisions in the Purchase Agreement that prohibit Purchaser from changing the terms of the Offer, without the consent of the Company, in a manner that (i) decreases the Offer Consideration, (ii) changes the form of consideration to be paid in the Offer, (iii) decreases the number of Shares sought in the Offer, (iv) extends or otherwise changes the Expiration Time (except as otherwise provided in the Purchase Agreement) or (v) imposes additional conditions to the Offer or otherwise amends, modifies or supplements the conditions to the Offer or terms of the Offer in a manner adverse to the holders of Shares.

•	Asset Sale and Post-Closing Reorganization. The Boards considered the terms of the Asset Sale and the Post-Closing Reorganization, including as such terms related to the fact that such transactions were necessary to effect Parent’s proposal of a transaction for all of the equity of the Company, which Parent indicated was necessary in order for Parent and its affiliates to obtain the operational, commercial and financial benefits Parent anticipated to receive as a result of the transaction. The Boards considered these proposed post-Offer closing transactions desirable, because Parent had indicated that it would not pursue an acquisition of the Company if it did not have the ability to acquire all of the outstanding Shares or the entire business of Prosensa and, pursuant to such transactions, the holders of the Shares would generally be offered or receive the same premium to the pre-announcement trading price of the Share and would not be required to hold a potentially illiquid, minority stake in Prosensa.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Boards considered the terms and conditions of the Purchase Agreement related to the Company’s ability to respond to third parties making takeover proposals, including:

•	the right of the Company, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain written proposals relating to alternative acquisition transactions;

•	the right of the Boards, under certain circumstances and subject to certain conditions, to withdraw or change its recommendation in favor of the Offer if the failure to do so would likely be inconsistent with its fiduciary duties in the following circumstances: (i) the Company receives an alternative acquisition proposal that the Boards determines in good faith, after consultation with the Company’s outside counsel and financial advisor, constitutes a superior proposal or (ii) the occurrence or existence following the date of the Purchase Agreement of certain material events, changes or circumstances that were not known by Boards as of or prior to the date of the Purchase Agreement;

•	the belief of the Boards that the $23,800,000 termination fee, representing approximately 3.50% of the equity value of the Company valued at the Cash Consideration, and taking into account the impact of the Convertible Note, would not preclude or deter another party with the strategic interest and financial capability, were one to exist, from making a competing proposal for the Company and was necessary to induce Parent to enter the Purchase Agreement; and

•	the requirement that Purchaser vote or tender the shares that it receives upon conversion of the Convertible Note in favor of or into, as applicable, a transaction that constitutes a superior proposal.

•	Board Composition. The Boards considered the provisions of the Purchase Agreement that require at least two of the current directors of the Company to remain on the Supervisory Board after completion of the Offer, and until the earlier of (i) such time after the Offer Closing as the Purchaser owns 100% of the outstanding Shares, (ii) the date the liquidation of the Company shall have been duly completed or (iii) one year after the date of the Purchase Agreement.

•	Tender and Support Agreements. The Board considered that certain shareholders of the Company, solely in their capacities as shareholders, are supportive of the transaction and have agreed, pursuant to and subject to the conditions of the Tender and Support Agreements, to tender their Shares, representing approximately 37.5% of Share as of November 23, 2014, the last trading day prior to announcement of the transaction, into the Offer.

The Boards also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Purchase Agreement, including the Offer and the Post-Closing Reorganization, including:

•	No Ongoing Equity Interest in the Company. The Boards considered the fact that the shareholders of the Company will have no ongoing equity interest in the Company going forward, meaning that the shareholders will cease to participate in the Company’s future growth (except to the extent that they receive payments under the CVRs), or to benefit from increases in the value of the Shares.

•	Inability to Solicit Other Takeover Proposals. The Boards considered the covenant in the Purchase Agreement prohibiting the Company from further soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	Termination Fee and Expenses. The Boards considered the fact that that the Company would be obligated to pay a termination fee of $23,800,000 million if the Purchase Agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Boards also considered the dilutive effect of the Convertible Note in the event of a termination of the Purchase Agreement and the impact that the Convertible Note may have on the ability of a third party to propose a more favorable transaction.

•	The CVRs. The Board considered the fact that the milestones necessary to trigger payments under the CVRs may not be achieved and therefore no payments would be made pursuant to the CVRs.

•	Failure to Close. The Boards considered that the conditions to Parent’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Post-Closing Reorganization were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Boards considered the fact that, if the Offer and the Post-Closing Reorganization are not consummated, the Company’s directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs attempting to consummate the transaction. The Boards also considered the fact that, if the Offer and the Post-Closing Reorganization are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of vendors, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected.

•	Interim Operating Covenants. The Boards considered that, under the terms of the Purchase Agreement, the Company has agreed that it will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Boards further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Effect of Announcement. The Boards considered the effect of the public announcement of the transaction on the Company’s operations, Share price and employees, as well as its ability to attract and retain key personnel while the transaction is pending and the possibility of any suit, action or proceeding in respect of the Purchase Agreement or the transactions contemplated thereby.

•	Tender and Support Agreements. The Boards considered the fact that certain shareholders are obliged to tender their Shares, representing approximately 37.5% of Share as of November 21, 2014, the last trading day prior to announcement of the transaction, into the Offer unless the Company terminates the Purchase Agreement, the Purchase Agreement is amended in certain respects or upon the occurrence of certain other events.

•	No Reverse Termination Fee. The Boards considered the fact that Parent will be able to terminate the Purchase Agreement under certain circumstances that may be outside of the Company’s control, without the payment of any reverse termination fee to the Company.

•	Interests of the Boards. The Boards considered the potential conflict of interest created by the fact that the Company’s directors have financial interests in the transactions contemplated by the Purchase Agreement, including the Offer and the Post-Closing Reorganization, that may be different from or in addition to those of other shareholders, as more fully described in “Past Contracts, Transactions, Negotiations and Agreements” above in Item 3.

•	Tax Treatment. The Boards considered that receipt of the cash consideration and CVRs by the U.S. holders of Shares in the Offer and the Post-Closing Reorganization will be a taxable transaction for such holders for U.S. federal income tax purposes. The Boards also considered the potential disparate and potentially adverse tax treatment in certain non-U.S. jurisdictions of the consideration to be received by holders of the Shares pursuant to the Offer as compared to the Post-Closing Reorganization.

•	Transaction Costs. The Boards considered the fact that the Company has and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether or not such transaction is consummated.

The discussion of factors considered by the Boards described above is not intended to be exhaustive; rather it summarizes the material factors considered. Due to the variety of factors and the quality and amount of information considered, the Boards did not find it practicable to, and did not make specific assessments of, quantify or assign relative weights to the specific factors considered in (i) making the determination that the Purchase Agreement and the transactions contemplated thereby were fair to and in the best interests of the Company’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by the Company and its subsidiaries, (ii) approving, adopting and declaring advisable the Purchase Agreement and the transactions contemplated thereby and (iii) recommending that the shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the matters related to the transactions contemplated by the Purchase Agreement brought before the EGM. Instead, the Boards made their determination after consideration of all factors taken together. In addition, individual members of the Boards may have given different weight to different factors.

(c)	Intent to Tender

As of December 10, 2014, the members of the Supervisory Board and the Management Board, as a group, beneficially owned 847,166 Shares (excluding any Shares deliverable upon exercise of any Options), representing approximately 2.3% of the then-outstanding Shares. The Company has been advised that all of the members of the Boards who own Shares intend to tender such Shares pursuant to the Offer.

As an inducement to the Company’s and BioMarin Falcons’ willingness to enter into the Purchase Agreement, the Company and BioMarin Falcons entered into Tender and Support Agreements (the “Tender and Support Agreements”) with LSP Prosensa Pooling B.V., New Enterprise Associates 13, L.P., Hans Schikan, Luc Dochez, Daan Ellens, Giles Campion and Berndt Modig (collectively, the “Committed Shareholders”) pursuant to which the Committed Shareholders agreed to tender and not withdraw all Shares owned by such Committed Shareholders into the Offer, promptly, and in any event no later than ten business days following the commencement of the Offer. The Committed Shareholders collectively hold 13,541,261 Shares, constituting 37.5% of the outstanding Shares (assuming 36,141,379 Shares issued and outstanding as of December 10, 2014).

Pursuant to the Tender and Support Agreements, the Committed Shareholders agreed to vote all of their Shares (i) to approve the Purchase Agreement, (ii) to approve the Post-Closing Reorganization, (iii) to accept resignation from, and provide discharge to, the existing members of the Boards and appoint such new members to Boards as designated by Purchaser to replace such resigning directors effective as of, and conditional upon, the Offer Closing, (iv) against any alternative transaction or any proposal relating to an alternative transaction, (v) against any acquisition agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Purchase Agreement or the transactions contemplated thereby), (vi) against any proposal, action or agreement that would reasonably be expected to prevent or nullify any provision of the Tender and Support Agreements, result in any of the conditions to the Purchase Agreement not being fulfilled or prevent or materially delay the consummation of the Offer or the Asset Sale, and (vii) to approve any other matter submitted by the Company for shareholder approval at the extraordinary general meeting of the Company’s shareholders contemplated by the Purchase Agreement at the request of Purchaser and related to the transactions contemplated by the Purchase Agreement, provided, however, that Boards have recommended that the shareholders of Prosensa vote to approve such proposal at such extraordinary general meeting.

Upon the Committed Shareholder’s tender of their 13,541,261 Shares pursuant to the Tender and Support Agreements, approximately 37.5% of the issued and outstanding Shares will have been tendered in the Offer. Accordingly, the Minimum Condition to the Offer will be satisfied if approximately an additional 42.5% of the outstanding Shares are validly tendered and not withdrawn.

In addition, the Committed Shareholders have agreed that they will not, other than pursuant to the Tender and Support Agreements, (i) transfer, offer to transfer, or consent to any transfer of any or all of the Committed Shareholders’ Shares or any interest therein without the prior written consent of the Company, (ii) enter into any contract, option or other agreement with respect to any transfer of any or all the Committed Shareholders’ Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of Committed Shareholders’ Shares inconsistent with the Committed Shareholder’s voting or consent obligations under the Tender and Support Agreements or (iv) deposit any or all of the Committed Shareholders’ Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Committed Shareholders’ Shares inconsistent with the Committed Shareholder’s voting or consent obligations.

The Committed Shareholders have also agreed in the Tender and Support Agreements to (i) cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any third party conducted prior to the date of the Purchase Agreement with respect to any acquisition proposal brought by a third party or any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal and (ii) not directly or indirectly, (A) solicit, initiate or knowingly take any action to facilitate an alternative transaction (including by way of furnishing or providing access to nonpublic information to a third party), (B) except to the extent the Company is permitted to do so under the Purchase Agreement, enter into or participate in any discussions or negotiations with any third party with respect to an alternative transaction or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an alternative transaction, (C) furnish any information relating to the Company or its subsidiaries or afford access to the business, properties, assets, books or records of the Company or its subsidiaries to or otherwise knowingly cooperate in any way with any third party that has made an acquisition proposal or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an alternative transaction or (D) publicly propose to do any of the foregoing.

The Tender and Support Agreements may be terminated upon (i) the mutual written agreement of the Company and the Committed Shareholder, (ii) the Offer Closing, (iii) the acquisition by the Company or Purchaser of 100% of the Shares on a fully diluted basis, (iv) the termination of the Purchase Agreement in accordance with its terms or (v) the date on which there is any material modification, waiver or amendment to the Purchase Agreement in a manner that decreases the Offer Consideration or changes the form of the Offer Consideration.

The foregoing description of the Tender and Support Agreements is qualified in its entirety by the full text of the Tender and Support Agreements, a copy of the form of which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

(d)	Opinion of the Company’s Financial Advisor

The Company has retained Citi as its financial advisor in connection with the Offer and the Post-Closing Reorganization. In connection with this engagement, the Boards requested that Citi evaluate the fairness, from a financial point of view, to holders of the Shares of the Offer Consideration to be received by such holders in the Offer and the Post-Closing Reorganization. On November 21, 2014, at a meeting of the Supervisory Board, attended by the members of the Management Board, held to evaluate the Offer and the Post-Closing Reorganization, Citi delivered to the Boards an oral opinion, confirmed by delivery of a written opinion dated November 23, 2014, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications set forth in Citi’s written opinion, the Offer Consideration to be received by holders of the Shares in the Offer and the Post-Closing Reorganization was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated November 23, 2014, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex A and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. You are urged to read the opinion in its entirety. Citi’s opinion was provided for the information of the members of the Boards (in their capacity as such) in connection with their evaluation of the Offer Consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Post-Closing Reorganization, the Purchase Agreement, the Convertible Note, the CVR Agreement or the CVRs, including, without limitation, the form or structure of the CVRs. Citi’s opinion did not address the underlying business decision of the Company to effect the Offer and the Post-Closing Reorganization, the relative merits of the Offer and the Post-Closing Reorganization as compared to any alternative business strategies or opportunities that might exist for the Company or the effect of any other transaction in which the Company might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any shareholder should tender its Shares in the Offer or how any shareholder should act on any matters relating to the Offer, the Post-Closing Reorganization or otherwise.

In arriving at its opinion, Citi:

•	reviewed the Purchase Agreement and the form CVR Agreement attached as an exhibit thereto, and certain other related documents, including the form of the Convertible Note;

•	held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the business, operations and prospects of the Company;

•	examined certain publicly available business and financial information relating to the Company as well as the Projections and other information and data relating to the Company, including management’s assessments as to the probability of success of drisapersen and the Company’s other pipeline products as well as the probability and estimated timing of achievement of the Milestones triggering payments under the CVRs, which were provided to or discussed with Citi by the management of the Company;

•	reviewed the financial terms of the Offer and the Post-Closing Reorganization as set forth in the Purchase Agreement in relation to, among other things, current and historical market prices and trading volumes of the Shares; the historical and projected earnings and other operating data of the Company; and the capitalization and financial condition of the Company;

•	considered, to the extent publicly available, the premia paid in certain other transactions which it considered relevant in evaluating the Offer and the Post-Closing Reorganization and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations it considered relevant in evaluating those of the Company; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the Company’s management that it was not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts, including the Projections, and other information and data provided to or otherwise reviewed by or discussed with Citi relating to the Company, including the probability of success and estimated timing of achievement of the Milestones, Citi was advised by the Company’s management that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. In connection with Citi’s engagement and at the direction of the Company, Citi approached, and held discussions with, selected third parties to solicit indications of interest in the possible acquisition of, or strategic partnership with, the Company.

Citi assumed, with the Company’s consent, that each of the Offer and the Post-Closing Reorganization would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the consummation of the Offer and the Post-Closing Reorganization, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Parent, Buyer, the Company, the CVRs or the expected benefits of the Offer and the Post-Closing Reorganization in any way meaningful to its analysis. In addition, representatives of the Company advised Citi, and Citi assumed, that the final terms of the CVR Agreement would not vary materially from those set forth in the form reviewed by Citi. Citi did not make, nor was Citi provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did Citi make any physical inspection of the properties or assets of the Company. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Post-Closing Reorganization, or any class of such persons, relative to the Offer Consideration. In addition, Citi did not express any opinion as to the value of a CVR when issued or as to the price at which the Shares will trade at any time. Citi did not express any opinion as to the impact of the Offer and the Post-Closing Reorganization on the solvency or viability of the Company, Parent or Buyer or the ability of the Company, Parent or Buyer to pay its obligations, including in respect of the CVRs, when they come due. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion. The issuance of Citi’s opinion was authorized by its fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. This summary of the analyses is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, business or transaction used in Citi’s analyses as a comparison is identical or directly comparable to the Company or the Offer and the Post-Closing Reorganization. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions reviewed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Post-Closing Reorganization. The type and amount of consideration payable in the Offer and the Post-Closing Reorganization was determined through negotiations between the Company and Parent and the decision to enter into the Purchase Agreement was solely that of the Boards. Citi’s opinion was only one of many factors considered by the Boards in their evaluation of the Offer and the Post-Closing Reorganization and should not be viewed as determinative of the views of the Boards or management of the Company with respect to the Offer and the Post-Closing Reorganization or the consideration payable in the Offer and the Post-Closing Reorganization or any other aspect of the transactions contemplated by the Purchase Agreement.

The following is a summary of the material financial analyses presented to the Boards in connection with Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Implied Aggregate Consideration

As an initial matter, based solely on the assessments of the Company’s management as to the probability of success of drisapersen and the estimated timing of achievement of the Milestones, and discounting the two probability-adjusted payments under the CVR back to the valuation date using the midpoint of the Company’s cost of equity, which was calculated to be 13.4%, Citi calculated an implied probability-adjusted present value of the combined payments to be made under each CVR to be $1.79, which implies an aggregate value of the Offer Consideration equal to $19.54 per Share (referred to in the description of the analyses that follows as the “Implied Aggregate Consideration”).

Selected Companies Analysis

Citi performed a selected companies analysis, which is an analysis designed to estimate an implied value of a company through an analysis of the public valuation and trading multiples of similar publicly traded companies. Citi reviewed financial and stock market information of the Company and the selected publicly traded companies described below (collectively, the “selected companies”) that focus on the development of orphan drugs. No publicly traded company is identical to the Company, but these companies were selected because, among other reasons, they possessed certain financial, operational or business characteristics that, in Citi’s view, were sufficiently comparable to those of the Company or otherwise relevant for purposes of comparison.

Orphan Drug Companies

•	NPS Pharmaceuticals, Inc.

•	Avanir Pharmaceuticals, Inc.

•	PTC Therapeutics, Inc.

•	Aegerion Pharmaceuticals, Inc.

•	Raptor Pharmaceuticals Corp.

•	Sarepta Therapeutics, Inc.

•	Insmed Inc.

•	Hyperion Therapeutics, Inc.

Citi reviewed, among other information, fully diluted firm values of the selected companies, calculated as fully diluted equity values (based on closing stock prices of the selected companies on November 19, 2014) plus debt, less cash and cash equivalents and other adjustments, as a multiple of calendar year 2017 estimated revenue. The observed multiples of firm value to calendar year 2017 estimated revenue for the selected companies ranged from a low of 1.3x to a high of 8.9x (with a median of 4.4x and a mean of 4.5x). Based on its professional judgment and experience, and taking into consideration the observed multiples for the selected companies, Citi then applied a selected range of multiples of firm value to calendar year 2017 estimated revenue of 1.3x to 4.5x, derived from the selected companies, to corresponding calendar year 2017 estimated revenue of the Company to calculate an implied firm value reference range for the Company. Citi selected this range to begin at the low end of the observed multiples because it believed that Sarepta Therapeutics was the selected company that was most comparable to the Company and the observed multiple for Sarepta Therapeutics was the lowest observed multiple in the group. Financial data of the selected companies were based on public filings and press releases. Financial data of the Company were based on the Base Case Projections provided by the Company’s management (for a more detailed description of the Base Case Projections, see “—Certain Prosensa Management Projections” below). This analysis indicated an implied firm value reference range for the Company of approximately $222 million to $743 million, from which the following approximate implied per Share equity value reference range for the Company was derived, as compared to the Cash Consideration and the Implied Aggregate Consideration to be received in the Offer and the Post-Closing Reorganization:

Implied Per Share Equity Value Reference Range Based on 2017E Revenues of the Company	Cash Consideration	Implied Aggregate Consideration
$7.62 – $21.11	$17.75	$19.54

Precedent Premia Analysis

Citi performed a precedent premia analysis, which is an analysis designed to estimate an implied value of a company through an analysis of the premia paid for other similarly situated companies in precedent transactions. Citi reviewed, to the extent publicly available, financial information for selected transactions in the pharmaceuticals industry announced between January 1, 2010 and November 19, 2014 with a range of transaction values of $500 million to $3 billion (collectively, the “selected transactions”). The selected transactions are set forth in the table below.

Announcement Date	Target	Acquiror
4/28/2014	Furiex Pharmaceuticals, Inc	Actavis plc
9/5/2013	Astex Pharmaceuticals, Inc.	Otsuka Pharmaceutical Co., Ltd.
7/30/2013	Trius Therapeutics, Inc.	Cubist Pharmaceuticals, Inc.
1/23/2013	MAP Pharmaceuticals, Inc.	Allergan, Inc.
4/23/2012	Ardea Biosciences, Inc.	AstraZeneca plc
1/26/2012	Micromet Inc.	Amgen Inc.
1/7/2012	Inhibitex, Inc.	Bristol-Myers Squibb Co.
9/7/2010	ZymoGenetics, Inc.	Bristol-Myers Squibb Co.

The selected transactions were chosen because they were of a comparable size to the Offer and the Post-Closing Reorganization and they involved companies with drugs at a similar stage of development or other financial, operational or business characteristics that, in Citi’s view, made them sufficiently comparable to the Offer and the Post-Closing Reorganization or otherwise relevant for purposes of comparison. For each of the selected transactions, Citi reviewed the implied premium by calculating the upfront purchase price and present value of contingent value right payments, where applicable to the selected transaction, as compared to (i) the acquired company’s closing share price one trading day prior to the announcement (each, a “1-Day Premium”) and (ii) the acquired company’s volume-weighted average price over the one month prior to the announcement (each, a “1-Month VWAP Premium”). The observed premia for the selected transactions ranged from 27% to 163% (with a median of 43% and a mean of 60%) for 1-Day Premia, and from 26% to 135% (with a median of 46% and a mean of 61%) for 1-Month VWAP Premia. Based on its professional judgment and experience, and taking into consideration the observed premia for the selected transactions, Citi then applied a selected range of premia of 43% to 60% to the closing per Share price on November 19, 2014. Financial data of the selected transactions were based on publicly available information. This analysis indicated an implied firm value reference range for the Company of approximately $548 million to $617 million, from which the following approximate implied per Share equity value reference range for the Company was derived, as compared to the Cash Consideration and the Implied Aggregate Consideration to be received in the Offer and the Post-Closing Reorganization:

Implied Per Share Equity Value Reference Range	Cash Consideration	Implied Aggregate Consideration
$16.05 – $17.85	$17.75	$19.54

Discounted Cash Flow Analysis

Citi performed a discounted cash flow analysis of the Company, which is an analysis designed to estimate an implied value of a company by calculating the present value of the estimated future unlevered free cash flows of that company over the projection period and the terminal value of that company at the end of the projection period.

Citi performed a discounted cash flow analysis of the Company by calculating the estimated present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate on a risk-adjusted basis during the remainder of calendar year 2014 and for calendar years ending December 31, 2015 through December 31, 2030, in each case, based on the Base Case Projections, as further described in “—Certain Prosensa Management Projections” below. Citi then calculated implied estimated terminal values for the Company based on perpetuity growth rates ranging from 0% to 2%. Citi then discounted to present value (as of November 19, 2014) the unlevered, after-tax free cash flows and implied estimated terminal value using discount rates ranging from 12.7% to 14.2%, reflecting an estimate of the weighted average cost of capital of the Company. This analysis indicated an implied firm value reference range for the Company of approximately $512 million to $634 million, from which the following approximate implied equity value per Share reference range for the Company was derived, as compared to the Cash Consideration and the Implied Aggregate Consideration to be received in the Offer and the Post-Closing Reorganization:

Implied Per Share Equity Value Reference Range	Cash Consideration	Implied Aggregate Consideration
$15.15 – $18.30	$17.75	$19.54

Other Information

Citi observed certain additional factors that were not considered part of Citi’s financial analysis with respect to its opinion but were noted for informational purposes for the Boards, including the following:

•	discounted share price targets for the Shares in Wall Street research analyst reports, using a discount rate of 13.4%, representing the midpoint of the Company’s cost of equity, which indicated low and high share price targets of $7.70 to $21.35 per Share;

•	historical trading prices of the Shares during the 52-week period ended November 19, 2014, which reflected closing prices of $3.90 to $12.85 per Share; and

•	a discounted cash flow analysis of the Company using estimates of risk adjusted, unlevered, after-tax free cash flows based on the Upper Case Projections and the Lower Case Projections, each as described in “—Certain Prosensa Management Projections” below but otherwise using the same ranges of perpetuity growth rates and discount rates as described above in “—Discounted Cash Flow Analysis”, which generated implied per Share equity value reference ranges for the Company of $26.30 to $31.40 for the Upper Case Projections and $3.60 to $4.00 for the Lower Case Projections.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Prosensa has retained Citi as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the transactions contemplated by the Purchase Agreement and, in connection with such engagement, Citi provided the opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto and is incorporated herein by reference.

Pursuant to a letter agreement dated September 30, 2014, Prosensa engaged Citi to act as its financial advisor in connection with, among other things, structuring, reviewing and negotiating potential proposals for business combination transactions. Under the terms of Citi’s engagement, the Company has agreed to pay Citi for its financial advisory services in connection with the transaction a fee of 1.15% of the aggregate transaction value, which is approximately $10.9 million, $500,000 of which was payable upon the delivery of Citi’s opinion and the remainder of which is contingent upon completion of the Offer, except that the portion of the transaction fee relating to payments under the CVRs is contingent upon, and will be calculated and paid only if and when such payments are actually made. The Company also has agreed to reimburse Citi for reasonable expenses incurred by Citi in performing its services, including reasonable fees and expenses of its legal counsel, so long as such fees and expenses do not exceed $50,000 without the prior consent of Prosensa (not to be unreasonably withheld), and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Citi and its affiliates in the past have provided, and in the future may provide, investment banking and other financial services to the Company unrelated to the Offer and the Post-Closing Reorganization, for which services Citi and its affiliates have received and expect to receive compensation, including having acted as joint bookrunner in connection with the Company’s initial public offering in 2013, for which Citi received approximately $1.8 million. Other than Citi’s current engagement by Prosensa and its engagement as joint bookrunner described in the immediately preceding sentence, Citi has not been engaged by Prosensa, nor has Citi been engaged by Parent, to provide investment banking and/or financial advisory services for which Citi received fees during the past two years. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

The Company selected Citi to act as its financial advisor in connection with the Offer and the Post-Closing Reorganization based on Citi’s reputation and experience. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Except as set forth above, neither Prosensa nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Prosensa on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

No transactions in Shares have been effected during the past 60 days by the Company or, to the best knowledge of the Company, after due inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Boards, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

(a)	Appraisal Rights

Under Dutch law or otherwise, holders of Shares are not entitled to appraisal rights with respect to the Offer and/or the Subsequent Offering Period. However, in the event that upon the Offer Closing or after the Subsequent Offering Period, Purchaser holds 95% or more of the issued Shares and does not complete the Asset Sale, Purchaser may acquire the remaining Shares not tendered by means of Statutory Buy-Out Proceedings. The Purchase Agreement requires that in connection with Statutory Buy-Out Proceedings, Purchaser must offer each holder of Shares the right to receive the Offer Consideration in connection with each Share held by such holder; however, in Statutory Buy-Out Proceedings a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater than, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

(b)	Regulatory and Other Approvals

U.S. Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Purchase Agreement.

Purchaser and the Company intend filed their Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on December 8, 2014. Under the HSR Act, Purchaser’s purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar- day waiting period following the filing by Purchaser of the Premerger Notification and Report Form (i.e., December 23, 2014), unless (i) the waiting period is earlier terminated or extended by the FTC or the Antitrust Division, (ii) Purchaser pulls and re-files its Premerger Notification and Report Form before the expiration of the initial 15 calendar day waiting period or (iii) the FTC or the Antitrust Division extends the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Purchaser pulls and re-files the Premerger Notification and Report Form, the waiting period will restart and will expire 15 calendar days following the re-filing of the Premerger Notification and Report Form unless the waiting period is earlier terminated by the FTC or the Antitrust Division, and unless the FTC or the Antitrust Division extends the waiting period by issuing a Second Request prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Purchase Agreement would be extended until 10 calendar days following the date of substantial compliance by Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period following substantial compliance with the Second Request by Purchaser, the waiting period could be extended only by court order or with Purchaser’s consent. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Purchase Agreement.

The FTC and the Antitrust Division will review the legality under the antitrust laws of Purchaser’s proposed acquisition of the Company. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, the Company, or any of their respective subsidiaries or affiliates or requiring other conduct relief.

Each of Parent and the Company has agreed under the Purchase Agreement to use their respective reasonable best efforts to consummate the transactions contemplated by the Purchase Agreement, including the Offer, the Offer Closing, the Asset Sale and the Post-Closing Reorganization, including (i) preparing and filing as promptly as practicable with any third party all documentation to effect all necessary filings, notices and registrations and (ii) obtaining and maintain all approvals, consents, permits or other authorizations required from any third party to consummate the transactions contemplated by the Purchase Agreement.

In furtherance of the foregoing, Purchaser and the Company have agreed in the Purchase Agreement to (i) supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or Antitrust Division not to consummate the transactions contemplated by the Purchase Agreement without the prior written consent of the other parties to the Purchase Agreement. At the request of Parent, the Company will agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or any of its subsidiaries (but, absent such request, the Company will not take any such action), provided that any such action is conditioned upon consummation of the Offer. Purchaser and the Company have agreed to (A) promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division, any state Attorney General or any other governmental authority and, subject to applicable law, permit the other party to review in advance any proposed written communication to any such governmental authority, (B) to the extent practicable, not agree to participate in any substantive meeting or discussion with any governmental authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with the Purchase Agreement unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and participate and (c) furnish the other party with copies of all correspondence, filings and communications between them and their affiliates and their respective representatives on the one hand, and any government or regulatory authority or members of their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with the Purchase Agreement.

United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

See “Section 15—Certain Conditions to the Offer” of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to certain governmental actions and “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase for certain termination rights pursuant to the Purchase Agreement with respect to certain governmental actions.

The Company, Parent and Purchaser are not aware of any other pre-closing antitrust or competition law filings required in connection with the Offer or the other transactions contemplated by the Purchase Agreement.

Certain Shareholder Approvals Required in connection with the Post-Closing Reorganization

Under the Purchase Agreement, the Company is required to hold an EGM where shareholders will be provided with information regarding the Offer and approve certain actions, including the resignation of all but two directors from the Boards and the appointment of new directors to the Boards as designated by Purchaser to replace such resigning directors and the Asset Sale (collectively, the “EGM Matters”). The EGM is scheduled to be held on January 13, 2015. Shareholders of the Company who held Shares as of the record date, which is December 16, 2014, are entitled to attend the EGM, vote on the EGM Matters and receive the EGM Materials. As described further in “Item 15. Certain Conditions of the Offer” of the Offer to Purchase, shareholder approval of the EGM Matters is a condition of the Offer.

Various other approvals including approvals of shareholders and of the two directors not resigning from the Boards in connection with Offer Closing may be required, including under Dutch corporate law, if the Post-Closing Reorganization is effected by a mechanism other than the Asset Sale. Such potential mechanisms for effecting the Post-Closing Reorganization and the potential approvals required in connection therewith are described further in “Item 12. Purpose of the Offer; Plans for Prosensa” in the Offer to Purchase.

(c)	Annual Report on Form 20-F and Reports on Form 6-K

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the 2013 Annual Report; and

•	the Company’s current reports on Form 6-K dated as of January 13, 2014, January 23, 2014, March 18, 2014, March 19, 2014, May 1, 2014, May 19, 2014, May 20, 2014, June 3, 2014, June 20, 2014, June 30, 2014, July 14, 2014, August 12, 2014, August 14, 2014, August 21, 2014, October 16, 2014, November 17, 2014, November 24, 2014 and November 26, 2014.

(d)	Certain Prosensa Management Projections

Important Information Concerning the Prosensa Management Projections

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. However, in 2014, at the direction of the Boards and to assist the Boards in their consideration of potential strategic alternatives for Prosensa, Prosensa management prepared three sets of unaudited, long-range financial projections (collectively, the “Projections”) for the fiscal years 2014 through 2030: a base case (the “Base Case Projections”), an upper case (the “Upper Case Projections”) and a lower case (the “Lower Case Projections”). Prosensa management provided the Projections to Citi and the Boards and indicated that because the Base Case Projections reflected management’s best estimate as to the financial performance of the Company based on information available as of the date of the Purchase Agreement, Citi should use the Base Case Projections in connection with the rendering of Citi’s fairness opinion to the Boards and in performing the related financial analysis, as described under the heading “—Opinion of the Company’s Financial Advisor.”

Base Case Projections

Prosensa management prepared the Base Case Projections based on a set of assumptions that they believed to be aggressive but potentially achievable and presented the Base Case Projections to the Supervisory Board at the September 10, 2014 Supervisory Board meeting in connection with a presentation of a Prosensa strategic business plan. For purposes of the Base Case Projections, Company management assumed that its product drisapersen will receive regulatory approval and be launched for commercial sales in various jurisdictions around the world between 2015 and 2018. The Base Case Projections also reflect numerous additional proprietary assumptions about patient population size, market share, competition, pricing and other relevant factors relating to the commercialization of drisapersen, as well as how certain of these assumptions may change over time. In the Base Case Projections, Prosensa management also made certain assumptions relating to the regulatory approval and commercialization of certain of the other development-stage product candidates in the Company’s product pipeline, including PRO044, PRO045 and PRO053, as well as proprietary assumptions relating to patient population size, market share, competition, pricing and other relevant factors relating thereto. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions inherent in the projections provided herein, including in the Base Case Projections.

Base Case Projections and Certain Related Information

	Fiscal Year Ended December 31,
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	(€ in millions)
Total Revenue(1)	—	5	54	132	273	430	751	986	1,205	1,401	1,496	1,574	1,603	1,490	1,286	1,119	1,047
Total Risk Adjusted Revenue(2)	—	3	27	66	137	203	249	274	296	316	329	340	340	267	149	132	128
EBITDA(3)(4)	(34)	(56)	(56)	(21)	51	113	146	207	225	242	252	262	261	199	99	83	80
Unlevered Free Cash Flow (as calculated by Citi)(5)	(5)	(68)	(71)	(79)	33	96	118	158	174	188	198	206	208	175	105	70	64

(1)	Prosensa management presented the Base Case Projections to the Supervisory Board on a non-risk-adjusted basis, which, as described above, assumed that Company product candidates would receive regulatory approval based on the Company’s proposed timeline.
(2)	Prosensa management also developed assumptions regarding the likelihood of regulatory approval of the Company’s product candidates in order to present the revenue line items in the Base Case Projections on a risk-adjusted basis, and Citi assisted Prosensa management in the calculation of probability adjusted forecasts using those assumptions, which Prosensa management presented to the Supervisory Board.
(3)	EBITDA, or earnings before interest taxes depreciation and amortization, as presented above, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Prosensa may not be comparable to similarly titled amounts used by other companies.
(4)	During the course of Parent’s due diligence review, Company management provided to Parent the amounts of Research and Development Expense included in the Projections for the years 2014, 2015 and 2016. These amounts were:

	Fiscal Year Ended December 31,
	2014E	2015E	2016E
	(€ in millions)
Research & Development Expense	29	46	58

(5)	Unlevered Free Cash Flow may be considered a non-IFRS financial measure, was calculated using the Base Case Projections and was reviewed and approved by Prosensa’s management for Citi’s use in connection with its discounted cash flow analysis. Such calculation was not provided to potential buyers, including Parent. Unlevered Free Cash Flow represents tax-affected earnings before interest plus depreciation and amortization, less (i) capital expenditures and (ii) increases in working capital. Unlevered Free Cash Flow is included for illustrative and comparative purposes only.

Upper Case Projections

Prosensa management prepared the Upper Case Projections after the September 10, 2014 Supervisory Board meeting based on a set of aggressive assumptions related to the regulatory approval, commercialization and market penetration of drisapersen and certain of the Company’s other product candidates. Namely, for purposes of the Upper

Case Projections, Company management assumed that drisapersen will receive regulatory approval and be launched for commercial sales in various jurisdictions around the world between 2015 and 2018 and that no competing RNA-based treatment for Duchenne Muscular Dystrophy will be approved and commercialized in jurisdictions outside the United States. In addition, Company management made numerous additional proprietary assumptions about patient population size, market share, lack of competition, pricing and other relevant factors, as well as how certain of these assumptions may change over time. Company management also made certain proprietary assumptions regarding the regulatory approval and commercial success of various development-stage product candidates in the Company’s product pipeline, including PRO044, PRO045 and PRO053, as well as assumptions relating to patient population size, market share, competition, pricing and other relevant factors relating thereto. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions inherent in the projections provided herein, including in the Upper Case Projections.

Upper Case Projections and Certain Related Information

	Fiscal Year Ended December 31,
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	(€ in millions)
Total Revenue(1)	—	5	66	186	372	594	1,113	1,499	1,861	2,183	2,337	2,464	2,515	2,371	2,104	1,829	1,708
Total Risk Adjusted Revenue(2)	—	3	33	93	186	277	346	385	420	451	470	487	487	389	229	202	195
EBITDA(3)(4)	(34)	(56)	(51)	2	93	175	229	301	330	356	373	387	386	303	166	143	137
Unlevered Free Cash Flow (as calculated by Citi)(5)	(5)	(68)	(66)	(56)	70	146	188	230	255	277	292	304	308	264	169	119	110

(1)	Prosensa management presented the Upper Case Projections to the Supervisory Board on a non-risk-adjusted basis, which, as described above, assumed that Company product candidates would receive regulatory approval based on the Company’s proposed timeline.
(2)	Prosensa management also developed assumptions regarding the likelihood of regulatory approval of the Company’s product candidates in order to present the revenue line items in the Upper Case Projections on a risk-adjusted basis, and Citi assisted Prosensa management in the calculation of probability adjusted forecasts using those assumptions, which Prosensa management presented to the Supervisory Board.
(3)	EBITDA, or earnings before interest taxes depreciation and amortization, as presented above, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Prosensa may not be comparable to similarly titled amounts used by other companies.
(4)	See Footnote (4) to the table entitled “Base Case Projections and Certain Related Information” above.
(5)	Unlevered Free Cash Flow may be considered a non-IFRS financial measure, was calculated using the Upper Case Projections and was reviewed and approved by Prosensa’s management for Citi’s use in connection with its discounted cash flow analysis. Such calculation was not provided to potential buyers, including Parent. Unlevered Free Cash Flow represents tax-affected earnings before interest plus depreciation and amortization, less (i) capital expenditures and (ii) increases in working capital. Unlevered Free Cash Flow is included for illustrative and comparative purposes only.

Lower Case Projections

Prosensa Management prepared the Lower Case Projections after the September 10, 2014 Supervisory Board meeting assuming that neither drisapersen nor any of the Company’s other product candidates will receive regulatory approval and instead a competing RNA-based treatment for Duchenne Muscular Dystrophy is approved and commercialized worldwide. In addition, the Lower Case Projections make a variety of other assumptions, including that the Company will receive certain revenues for out-licenses of intellectual property rights. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions inherent in the projections provided herein, including in the Lower Case Projections.

Lower Case Projections and Certain Related Information

	Fiscal Year Ended December 31,
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	(€ in millions)
Total Revenue(1)	—	0	2	12	37	66	77	81	83	85	88	90	89	63	22	20	21
Total Risk Adjusted Revenue(2)	—	0	1	6	19	33	39	40	42	43	44	45	44	32	11	10	10
EBITDA(3) (4)	(34)	(53)	(4)	1	14	28	34	35	37	38	39	40	39	27	6	5	5
Unlevered Free Cash Flow (as calculated by Citi)(5)	(5)	(53)	(4)	1	14	28	34	35	37	30	31	32	31	21	5	4	4

(1)	Prosensa management presented the Lower Case Projections to the Supervisory Board on a non-risk-adjusted basis, which, as described above, assumed that Company product candidates would receive regulatory approval based on the Company’s proposed timeline.
(2)	Prosensa management also developed assumptions regarding the likelihood of regulatory approval of the Company’s out-licensing strategy in order to present the revenue line items in the Lower Case Projections on a risk-adjusted basis, and Citi assisted Prosensa management in the calculation of probability adjusted forecasts using those assumptions, which Prosensa management presented to the Supervisory Board.
(3)	EBITDA, or earnings before interest taxes depreciation and amortization, as presented above, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Prosensa may not be comparable to similarly titled amounts used by other companies.
(4)	See Footnote (4) to the table entitled “Base Case Projections and Certain Related Information” above.
(5)	Unlevered Free Cash Flow may be considered a non-IFRS financial measure, was calculated using the Lower Case Projections and was reviewed and approved by Prosensa’s management for Citi’s use in connection with its discounted cash flow analysis. Such calculation was not provided to potential buyers, including Parent. Unlevered Free Cash Flow represents tax-affected earnings before interest plus depreciation and amortization, less (i) capital expenditures and (ii) increases in working capital. Unlevered Free Cash Flow is included for illustrative and comparative purposes only.

Additional Information Concerning the Prosensa Management Projections

The summary of the Projections is included in this Schedule 14D-9 solely to give Company shareholders access to certain financial Projections that were made available to the Boards and Citi (and solely with respect to certain portions of the Base Case Projections noted above, Purchaser and Parent), and is not being included in this Schedule 14D-9 to influence any Company shareholder’s decision whether to tender Shares in the Offer or for any other purpose. The Projections were generated solely for internal use and not developed with a view toward public disclosure, published guidelines of the SEC regarding forward-looking statements or IFRS. The Projections are forward-looking statements. All of the Projections summarized in this section were prepared by the management of Prosensa.

No independent registered public accounting firm provided any assistance in preparing or reviewed the Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The PricewaterhouseCoopers Accountants N.V. reports included in the 2013 Annual Report relate solely to the historical financial information of Prosensa. Such reports do not extend to the Projections and should not be read to do so.

By including the Projections in this Schedule 14D-9, neither Prosensa nor any of its representatives has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of Prosensa, Parent, Purchaser or any of their affiliates compared to the information contained in the Projections. Prosensa has made no representation to Parent or Purchaser, in the Purchase Agreement or otherwise, concerning the Projections.

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of Prosensa, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Post-Closing Reorganization are completed. Neither Prosensa nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of drisapersen and the Company’s other product candidates. Important factors that may affect actual results and results in the Projections not being achieved include, but are not limited to, the timing of regulatory approval and launch of the Company’s products and product candidates, labeling, market uptake of drisapersen and the Company’s product candidates, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Prosensa’s SEC filings, including the 2013 Annual Report, and described under the section below entitled “—Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of drug candidates is, in particular, a highly speculative endeavor.

The Projections were developed for Prosensa on a stand-alone basis without giving effect to the Offer and the Post-Closing Reorganization, and therefore the Projections do not give effect to the Offer, the Post-Closing Reorganization or any changes to Prosensa’s operations or strategy that may be implemented after the consummation of the Offer and the Post-Closing Reorganization, including cost synergies realized as a result of the Offer and the Post-Closing Reorganization, or to any costs incurred in connection with the Offer and the Post-Closing Reorganization.

The Projections summarized in this section were prepared during the periods described above and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections.

(e)	Forward-Looking Statements

Some of the statements contained in this solicitation/recommendation statement are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approval for the transaction and the tender of at least 80% of the outstanding Shares of the Company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the 2013 Annual Report, as well as the tender offer documents to be filed by the Parent and the solicitation/recommendation statement to be filed by the Company. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “should,” estimate,” “predict,” “potential,” “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The Parent and the Company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by BioMarin Pharmaceutical Inc. and BioMarin Falcons B.V. on December 12, 2014).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 12, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Joint Press Release issued by Parent and the Company on November 24, 2014 (incorporated by reference to the press release under cover of Schedule 14D-9 filed by the Company on November 24, 2014).

(e)(1)	Purchase Agreement, dated as of November 23, 2014, among Parent, BioMarin Falcons and the Company (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company on November 24, 2014).

(e)(2)	Form of Director Indemnification Agreement.*

(e)(3)	Mutual Non-Disclosure Agreement, dated as of July 31, 2014, between Parent and the Company.*

(e)(4)	Form of Contingent Value Rights Agreement.*

(e)(5)	Convertible Promissory Note, made as of November 26, 2014.*

(e)(6)	Form of Tender and Support Agreement.*

(e)(7)	Excerpt from the Company’s 2013 Annual Report on the Compensation of Managing Directors and Supervisory Directors (incorporated by reference to Prosensa N.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013).

(e)(8)	Employment Contract between Prosensa Holding N.V. and Hans Schikan.*

(e)(9)	Employment Contract between Prosensa Holding N.V. and Berndt Modig.*

(e)(10)	Employment Contract between Prosensa Holding N.V. and Giles Campion.*

(e)(11)	Employment Contract between Prosensa Holding N.V. and Luc Dochez.*

(e)(12)	Form of Registration Rights Agreement between Prosensa Holding N.V. and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Prosensa Holding N.V. registration statement on Form F-1 (Registration no. 333-188855) filed with the Commission on June 18, 2013).

(g)	Not applicable.

Annex A	Opinion of Citigroup Global Markets Inc., dated November 23, 2014.*

*	Included with this Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSENSA HOLDING N.V.

By:	/s/ Hans G.C.P. Schikan
	Name:	Hans G.C.P. Schikan
	Title:	Chief Executive Officer

By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Financial Officer

Dated: December 12, 2014

Annex A

Corporate Banking

One Sansome Street

26th Floor

San Francisco, CA 94104

Corporate and Investment Banking

November 23, 2014

The Management Board and the Supervisory Board

Prosensa Holding N.V.

J.H. Oortweg 21

2333 CH Leiden

The Netherlands

Members of the Management Board and the Supervisory Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the ordinary shares of Prosensa Holding N.V. (the “Company”) of the Consideration (defined below) to be received by such holders in the Transaction (as defined below) pursuant to the terms and subject to the conditions set forth in the Purchase Agreement, dated as of November 23, 2014 (the “Purchase Agreement”), among the Company, BioMarin Pharmaceutical Inc. (“Parent”) and BioMarin Falcons B.V. (“Buyer”). As more fully described in the Purchase Agreement. Buyer will commence a tender offer (the “Offer”) for all outstanding ordinary shares, par value €0.01 per share, of the Company (“Shares”), pursuant to which Buyer will exchange, for each Share accepted, (i) $17.75 in cash, without interest (the “Cash Consideration”) and (ii) one contingent value right (a “CVR” and, together with the Cash Consideration, the “Consideration”), issued by Buyer and guaranteed by Parent pursuant to the CVR Agreement (as defined in the Purchase Agreement). Each CVR entitles the holder thereof to receive two future contingent payments, equal to $2.07, in cash, without interest (the “Milestone Payments”) in accordance with the terms and subject to the conditions set forth in the CVR Agreement. We understand that, in accordance with the Purchase Agreement, following consummation of the Offer, Buyer will undertake one or more corporate reorganization transactions (the “Reorganization” and, together with the Offer, the “Transaction”) under applicable law that would result in all holders of Shares that were not tendered in the Offer receiving in the Reorganization for each Share consideration equal to the Consideration, without interest.

In arriving at our opinion, we reviewed the Purchase Agreement and the form CVR Agreement attached as an exhibit thereto, and certain other related documents, including the form of the Promissory Note (as defined in the Purchase Agreement), and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Parent concerning the business, operations and prospects of the Company. We examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data relating to the Company, including management’s assessments as to the probability of success of drisapersen and the Company’s other pipeline products as well as the probability and estimated timing of achievement of the Milestones (as defined in the CVR Agreement) triggering the Milestone Payments, which were provided to or discussed with us by the management of the Company. We reviewed the financial terms of the Transaction as set forth in the Purchase Agreement in relation to, among other things; current and historical market prices and trading volumes of Shares; the historical and projected earnings and other operating data of the Company; and the capitalization and financial condition of the Company. We considered, to the extent publicly available, the premia paid in certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company. In connection with our engagement and at the direction of the Company, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of, or strategic partnership with, the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with us. including as to the probability of success and estimated timing of achievement of the Milestones, we have been advised by the management of the Company that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.

We have assumed, with your consent, that each of the Offer and the Reorganization will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the consummation of the Offer or the Reorganization, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Parent, Buyer, the Company, the CVRs or the expected benefits of the Transaction in any way meaningful to our analysis. Representatives of the Company have advised us, and we further have assumed, that the final terms of the CVR Agreement will not vary materially from those set forth in the form reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we made any physical inspection of the properties or assets of the Company. Our opinion does not address the underlying business decision of the Company to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We express no view or opinion as to the other terms or other aspects of the Purchase Agreement, the Promissory Note, the CVR Agreement or the CVRs, including, without limitation, the form or structure of the CVRs. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We are not expressing any opinion as to the value of a CVR when issued or as to the price at which the Shares will trade at any time. We are also not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Parent or Buyer or the ability of the Company, Parent or Buyer to pay its obligations, including in respect of the CVRs, when they come due. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Transaction and will receive a fee for such services contingent upon the consummation of the Offer, a portion of which is contingent upon payments being made on the CVRs. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided services to the Company unrelated to the proposed Transaction for which services we and such affiliates have received compensation, including having acted as joint bookrunner in connection with the Company’s initial public offering in 2013. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and. accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Management Board and the Supervisory Board of the Company in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any holder of Shares as to whether such holder should tender such Shares in the Offer or as to how such holder should vote or act on any matters relating to the proposed Transaction.

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Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Shares in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

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